Nexa Reports Fourth Quarter and Full Year 2024 Financial Results
Full Year Net Loss of US$187 million and Adjusted EBITDA of US$714 million

Luxembourg, February 20, 2025 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or the “Company”) announces today its results for the three and twelve-month periods ended on December 31, 2024.

CEO Message – Ignacio Rosado

2024 was a year of significant achievements for Nexa. We delivered the second-highest annual Adjusted EBITDA in our history, driven by continued improvements in our operational performance, disciplined financial management, and favorable metal prices supported by strong market fundamentals.

This year also marked our first positive consolidated cash flow generation since we initiated investments in Aripuanã, alongside a notable increase in our cash balance. These improvements enabled us to progress our gross debt reduction strategy, successfully repaying approximately US$44 million in short-term debt in December and closing 2024 with a net debt leverage ratio below 2.0x, reflecting our resilience and long-term commitment to financial discipline.

Additionally, in 2024, our Board of Directors approved the first phase of the Cerro Pasco Integration Project - the tailings pumping and piping system – a strategic milestone to extend the life of this mining complex and enhance its profitability. At Aripuanã, we are finalizing the purchase of a fourth tailings filter, further strengthening our operational capacity. In line with our strategy to optimize our portfolio and focus on higher-return-generating assets, we streamlined our asset base through select divestments and project sales, reinforcing focus and capital allocation discipline.

At the same time, 2024 was marked by profound loss. We are deeply saddened by the fatalities that occurred in our operations, and our hearts go out to the families, friends, and colleagues of those we lost. We remain steadfast in providing them with our full support. Nothing is more important than the safety and well-being of our people. I reaffirm our unwavering commitment to strengthening our safety culture, continuously improving our protocols, and ensuring that every worker leaves our operations safely at the end of their work schedules.

Despite the challenges, we remained focused on operational efficiency and delivered production within annual guidance while maintaining Capex and Opex below the lowered figure, as disclosed on February 6th. Looking ahead to 2025, we acknowledge the complexities of the global landscape, including increased volatility and the potential impact of tariffs on trade and supply chains. However, we are confident in the strong fundamentals of our metals – particularly zinc – along with our operational discipline, financial prudence and strategic focus on deleveraging and sustainable growth.

I sincerely thank our employees, shareholders, customers, and partners for their trust and continued support. Together, we will continue to build a stronger, safer, and more resilient Nexa, delivering value, balancing capital allocation through deleveraging and shareholder returns, and shaping a sustainable future.

Summary of Financial Performance

US$ million (except per share amounts)	4Q24	3Q24	4Q23	2024	2023
Net revenues	741	709	630	2,766	2,573
Gross profit	143	127	69	538	299
Net income (loss)	(111)	6	(109)	(187)	(292)
EBITDA (1)	218	167	9	607	158
Basic and diluted loss per share	(0.74)	(0.04)	(0.71)	(1.55)	(2.20)

US$ million (except per share amounts)	4Q24	3Q24	4Q23	2024	2023
Adjusted net income (loss) (1)	(133)	22	(8)	(80)	(44)
Adjusted EBITDA (1)	197	183	110	714	406
Adjusted basic and diluted earnings (loss) per share (1)	(1.00)	0.03	(0.02)	(0.99)	(0.43)
Cash provided by operating activities before working capital (1) (2)	91	198	101	514	330
Capex	86	53	111	277	309
Free cash flow (1)	107	51	43	163	(41)
Total cash (3)	640	525	468	640	468
Net debt (1)	1,217	1,409	1,337	1,217	1,337
Net Debt/LTM Adj. EBITDA	1.7x	2.2x	3.3x	1.7x	3.3x

(1) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA, adjusted net income (loss) and adjusted EPS, exclude the items presented in the “Net Income (Loss) reconciliation to Adjusted EBITDA” section of this earnings release. For details on segment definition and accounting policy, please refer to explanatory note 2 – “Information by business segment” in the “Consolidated financial statements at December 31, 2024.”

(2) Working capital variations in 4Q24 had a positive impact of US$203 million, entirely reversing the negative effects from the first nine months of 2024, resulting in a net positive impact of US$18 million in 2024. In comparison, working capital variations in 4Q23 had a positive impact of US$50 million, totaling a positive impact of US$101 million in 2023.

(3) Cash, cash equivalents and financial investments.

Executive Summary

Operational Performance

▪	Zinc production in 4Q24 totaled 74kt, down 19% from 4Q23, primarily due to lower output at Cerro Lindo, El Porvenir, and Vazante, as well as the absence of contributions from Morro Agudo. Compared to 3Q24, zinc production decreased by 11%, with lower volumes from Cerro Lindo, Vazante, and Atacocha, partially offset by increased production from Aripuanã.
▪	Run-of-mine mining cost in 4Q24 was US$44/t, down 6% compared to 4Q23, driven by lower maintenance and personnel expenses, as well as reductions in energy and materials costs (including explosives and related items), along with foreign exchange gains. These benefits were partially offset by lower treated ore volumes following the cessation of mining operations at Morro Agudo. Compared to 3Q24, run-of-mine mining cost decreased by 3%, primarily due to lower maintenance expenses and favorable foreign exchange variations, partially offset by higher third-party services and personnel costs.
▪	Mining cash cost net of by-products[1] in 4Q24 improved to US$(0.001)/lb compared to US$0.44/lb in 4Q23. This reduction was primarily driven by higher by-products contribution (both price and volume), lower TCs, and decreased operational costs, partially offset by lower zinc volumes. Compared to 3Q24, cash cost increased by US$0.01/lb, impacted by lower zinc volumes, which was partially offset by higher by-products contribution (driven by increased LME prices), particularly at Cerro Lindo, as well as lower operational costs.
▪	The smelting segment produced a total of 151kt of zinc metal and oxide in 4Q24, up 5% year-over-year, primarily driven by higher volumes at Cajamarquilla. Quarter-over-quarter, production was down by 2%, driven by lower output at Três Marias.
▪	Zinc metal and oxide sales in 4Q24 reached 152kt, up 6% from 4Q23, supported by higher production volumes at Cajamarquilla and a sales backlog carried over from 3Q24 due to demand adjustments in our domestic market. Compared to 3Q24, metal sales decreased by 1%, attributed to reduced production at Três Marias, especially for zinc oxide, due to lower demand.
▪	Smelting conversion cost in 4Q24 was US$0.30/lb, up slightly from US$0.29/lb in 4Q23, mainly due to higher variable costs, partially offset by lower energy expenses at Cajamarquilla, favorable foreign exchange variations, and increased sales volume. Compared to 3Q24, conversion cost decreased by 6%, mainly due to lower variable costs (energy, personnel, and maintenance expenses), foreign exchange gains, and lower third-party services expenses.

1 Our cash cost net of by-products credits is measured with respect to zinc sold.

2

▪	Smelting cash cost[2] in 4Q24 was US$1.26/lb compared to US$1.00/lb in 4Q23. This increase was mainly due to higher raw material costs, driven by higher zinc prices and lower TCs, alongside increased operational costs. These were partially offset by higher sales volume and favorable foreign exchange variations. Compared to 3Q24, cash cost increased by 8%, primarily due to higher zinc prices, which impacted concentrate purchases, as well as lower by-products contribution. These effects were partially offset by lower operational costs and foreign exchange gains.

Financial Performance

▪	Net revenues in 4Q24 were US$741 million, up 18% from US$630 million in 4Q23. This increase was primarily driven by higher LME metal prices (except for lead) and higher smelting sales volume, partially offset by lower net premium. The LME average prices for zinc and copper rose by 22% and 13%, respectively, while lead prices decreased by 5% compared to the same period in 2023. Compared to 3Q24, net revenues increased by 4%, mainly due to higher zinc, gold, and silver prices, partially offset by slightly lower sales volume and lower by-products contribution in our smelting segment. In 2024, net revenues totaled US$2,766 million, up by 8% compared to the prior year.
▪	In 4Q24, net loss amounted to US$111 million, resulting in basic and diluted loss per share attributable to Nexa's shareholders of US$0.74. In 2024, net loss totaled US$187 million, with a basic and diluted loss per share of US$1.55. Compared to 2023, net loss decreased by 36%, mainly attributed to a strong increase in operating income, partially offset by foreign exchange losses and the income tax provisions.
▪	Adjusted net loss in 4Q24 was US$133 million, with an adjusted net loss attributable to Nexa’s shareholders of US$133 million, resulting in an adjusted basic and diluted loss per share of US$1.00. In 2024, adjusted net loss was US$80 million, with an adjusted net loss attributable to Nexa’s shareholders of US$131 million, leading to an adjusted basic and diluted loss per share of US$0.99. Refer to our “Net Income (Loss)” section for further details.
▪	Adjusted EBITDA[3] in 4Q24 was US$197 million compared to US$110 million in 4Q23 and US$183 million in 3Q24. The year-over-year increase was primarily driven by higher by-products contribution, higher zinc prices, favorable foreign exchange variations, and an increase in metal sales volume in the quarter. The quarter-over-quarter increase was attributed to higher zinc prices, the positive impact of other expenses (mainly attributed to cash dividend received from Enercan) and foreign exchange gains, partially offset by higher variable costs and slightly lower smelting sales volume.
▪	In 2024, Adjusted EBITDA amounted to US$714 million, up 76% from US$406 million in 2023, mainly driven by higher by-products contribution, higher zinc prices, favorable foreign exchange variations and lower mineral exploration and project evaluation expenses.
▪	Adjusted EBITDA margin in 4Q24 was 26.5%, 0.8pp higher than in 3Q24 and 9.1pp higher than in 4Q23. In 2024, Adjusted EBITDA margin was 25.8%, up 10pp compared to 2023.
▪	Adjusted EBITDA for the mining segment in 4Q24 was US$122 million compared to US$128 million in 3Q24. This decrease was mainly driven by lower zinc sales at Cerro Lindo and Vazante, higher costs, and increased mineral exploration and project evaluation expenses, which were partially offset by higher by-products contribution and higher zinc prices. Compared to 4Q23, Adjusted EBITDA increased by 139%, mainly due to higher by-products contribution, higher zinc prices, lower TCs, and foreign exchange benefits.

2 Our cash cost net of by-products credits is measured with respect to zinc sold.

3 Adjusted EBITDA excludes the items presented in the “Net Income (Loss) reconciliation to Adjusted EBITDA” section of this earnings release – of US$(22) million in 4Q24, totaling US$107 million in 2024.

3

▪	In 2024, Adjusted EBITDA for the mining segment totaled US$464 million, up 189% from US$161 million in 2023, mainly driven by higher by-products contribution, lower TCs, increased sales volumes, particularly at Cerro Lindo and Aripuanã, and higher zinc prices.
▪	Adjusted EBITDA for the smelting segment in 4Q24 was US$76 million, up from US$55 million in 3Q24. This increase was mainly driven by higher zinc prices, the positive impact of the updated environmental liabilities report, which resulted in lower liabilities related to the Três Marias decommissioning plan, and cash dividend received from Enercan. These gains were partially offset by lower by-products contribution and higher operating costs, particularly at Cajamarquilla due to increased calcine inventory consumption. Compared to 4Q23, Adjusted EBITDA increased by 27%, primarily driven by the lower environmental liabilities, cash dividend received from Enercan, and lower project evaluation expenses, along with higher zinc prices and metal sales.
▪	In 2024, Adjusted EBITDA for the smelting segment totaled US$250 million, remaining flat compared to 2023, mainly due to lower TCs and the negative net price effect of higher zinc prices, which impacted raw material costs, and lower net premium. These negative impacts were offset by the positive net impact of the cash dividend received from Enercan, higher by-products contribution, and lower costs, mainly due to favorable raw material inventory effect and lower energy, freight, sales, and third-party expenses.

Financial Position, Investments and Financing

▪	Total cash[4] at December 31, 2024, was US$640 million compared to US$525 million at September 30, 2024. Our total available liquidity in 4Q24 stood at US$960 million, including US$320 million from our undrawn sustainability-linked revolving credit facility. This liquidity is sufficient to cover all financial commitments for approximately 5 years.
▪	In 4Q24, free cash flow was positive at US$107 million, driven by strong operating cash flows and a positive working capital variation of US$203 million. This variation was mainly due to higher trade payables, reflecting a cash management strategy that considered extended payment terms for zinc concentrate from third parties. Additionally, lower inventory levels – resulting from decreased mining production and higher smelting consumption – and an increase in other liabilities, primarily from the commercial advance agreement (related to lead concentrate) and higher confirming payables also contributed to the positive cash flow. As a result of initiatives implemented throughout 2024 to optimize our working capital cycle, we fully reversed the negative impact observed in the first nine months of the year. These positive effects were partially offset by higher CAPEX investments of US$68 million in the quarter compared to 3Q24. For further details, please refer to the “Net cash flows from operating activities excluding working capital variations and free cash flow – Reconciliation” section.
▪	Net debt to Adjusted EBITDA ratio for the last twelve months (“LTM”) reduced to 1.7x at the end of 4Q24, compared to 2.2x at the end of 3Q24 and 3.3x at the end of 4Q23. The quarter-over-quarter improvement was primarily driven by higher LTM Adjusted EBITDA and a reduction in net debt, reflecting our ongoing commitment to deleveraging. Total debt decreased by US$101 million, mainly due to the repayment of certain bilateral bank loans in 4Q24 and the positive impact of FX variations.

Environmental, Social and Governance (“ESG”) and Corporate Highlights

1Q24

▪	Nexa was recognized as the Company of the Year by Business Concept magazine and received the 2023 International CSR Excellence Award, recognizing its ESG efforts and social initiatives in Brazil.
▪	We inaugurated the Teaching and Research Center at our Vazantes Mineiras project, promoting research and social-environmental initiatives.
▪	In March 2024, Nexa secured R$200 million (approximately US$40 million) in ESG-linked financing from BNDES, underscoring its commitment to decarbonization and socio-environmental responsibility. Building on this momentum, in April 2024, Nexa Brazil, a subsidiary of Nexa Resources, completed its first ESG-linked debenture issuance, raising R$650 million (approximately US$130 million) with a 6-year term. This issuance, settled on April 2, 2024, was followed by the successful pricing of Nexa’s US$600 million 6.750% senior unsecured notes due in 2034, which closed on April 9, 2024. The net proceeds from the offering were used to fund cash tender offers for Nexa’s existing notes due 2027 and 2028, which were settled on April 12 and 15, 2024, respectively.

4 Cash and cash equivalents, and financial investments.

4

2Q24

▪	Over 13,000 students in surrounding communities received school supplies, in line with the UN's Sustainable Development Goals (“SDGs”) for children's education.
▪	Nexa and Amazon Web Services (“AWS”) renewed their partnership for the second edition of the "Talento na Nuvem" (Talent in the Cloud) program, providing 40,000 free scholarships focused on AI and cloud training. This initiative reflects Nexa's commitment to fostering professional development and inclusion.
▪	Nexa Peru was recognized for the third consecutive year as one of the 16 leading companies in sustainable practices by the S&P/BVL Peru General ESG Index for 2024-2025.

3Q24

▪	Nexa received the Gold Seal from the Brazilian GHG Protocol Program, awarded by the Fundação Getúlio Vargas. This recognition underscores Nexa’s commitment to transparency and excellence in greenhouse gas emissions reporting, based on 2023 data. With one of the lowest scope 1 and 2 CO₂ emission intensities in the global zinc industry[5], Nexa remains dedicated to reducing its scope 1 emissions by 20% by 2030, reaffirming its commitment to mitigating climate change.
▪	Nexa was recognized for the fifth consecutive year as one of the five most innovative companies in the Mining, Metallurgy, and Steel sectors in Brazil by the Valor Inovação Brasil 2024 Awards.
▪	Nexa launched its First Social Notice to promote entrepreneurship and rural production in local communities, supporting projects that enhance productivity and income, with a focus on women and indigenous groups. The best proposals, evaluated based on specified criteria, receive financial rewards, followed by Nexa’s support and monitoring of their implementation.

4Q24

▪	During the quarter, as part of Nexa’s circular economy initiatives, we advanced in the commercialization of jarosite residue by producing eco-friendly blocks and demonstrating their safety and mechanical resistance.
▪	In October 2024, Nexa inaugurated two suspension bridges in Peru and restored school spaces at Cajamarquilla, promoting safer transit and healthy living.
▪	In October 2024, Nexa hosted another successful edition of the Nexa + Comunidade program in the northern area of Juiz de Fora, Brazil. In partnership with Associação Cultural Arte e Vida, Associação de Moradores de Benfica, and other local organizations, the event featured initiatives across key areas, with five interactive stations set up to engage the community: Health Station, Care Station, Entrepreneurship Station, Play Station, and Nexa Station. This initiative underscores Nexa’s commitment to promoting social well-being and fostering community development.
▪	In November 2024, as part of our ongoing decarbonization efforts, we installed Hydragen™ technology at the Vazante mine. This technology, designed to reduce carbon emissions in diesel engines and improve fuel efficiency, has shown promising preliminary results. Notably, it has led to fuel savings, a reduction in greenhouse gas emissions, and significant decreases in carbon monoxide, particulate matter, and temperature levels at the mining fronts.

5 According to the International Zinc Association (“IZA”), the global average GWP for primary zinc production is 3.5 tons CO2eq per ton of Zn SHG, and 3.8 GWP for primary production with recycled content. Cajamarquilla unit averages 0.72 GWP, Três Marias 1.63 GWP, and Juiz de Fora 2.98 GWP.

5

▪	In December 2024, we completed a comprehensive study on the Life Cycle Assessment (“LCA”) of Nexa’s products. This analysis evaluated the environmental impact at each stage of the value chain, from raw material extraction through production, use, and disposal, following the cradle-to-gate approach. By assessing the inputs (materials and energy) and outputs (emissions and waste) at each stage, the LCA process provides valuable insights into opportunities for improvement, supports sustainable decision-making, ensures compliance with regulations, and enhances our corporate reputation. Beyond serving as an internal benchmark for comparing our three smelters, our commercial team is exploring the best strategy to leverage this data to meet customer demands for a lower carbon footprint in the supply chain.
▪	In December 2024, Nexa was honored as the Americas winner of the Gartner Eye on Innovation Awards for Advanced Manufacturing for our pioneering application of Digital Twin technology and predictive maintenance at the Cerro Lindo mine in Peru. This pilot project has delivered significant operational improvements, including a 7% increase in milling capacity, a 10% reduction in water consumption, and a 10% decrease in crusher downtime. Furthermore, it has reduced annual waste by 340 tons, contributing to our sustainability goals.
▪	In December 2024, we completed the reengineering of 12 ZnO furnaces to operate using bio-oil, a significant milestone in advancing our sustainability targets. This initiative is expected to reduce our annual CO2 emissions by approximately 6.44 thousand tons, starting in 2025.
▪	Also in December 2024, Nexa successfully completed its semi-annual fauna monitoring in Aripuanã, going beyond regulatory requirements to deepen the understanding and preservation of local biodiversity. During the monitoring, more than 500 species were identified, including 18 classified as threatened and the endemic Aripuanã marmoset (Mico de Aripuanã). This initiative highlights the vital connection between responsible mining and biodiversity conservation, providing essential data to support ecosystem restoration and ensure long-term ecological health.
▪	In 2024, S&P and Fitch Ratings reaffirmed Nexa’s 'BBB-' investment grade rating with a 'stable' outlook, while Moody’s maintained its ‘Ba2’ rating with a ‘negative’ outlook. Additionally, in November 2024, S&P assigned Nexa Recursos Minerais, the Brazilian subsidiary of Nexa Resources, its first ‘brAAA’ rating with a ‘stable outlook’. This reflects the subsidiary’s highly strategic position within the parent company group and the expectation of resilient operations in Brazil in the coming years. In February 2025, S&P conducted its annual review, and once again reaffirmed Nexa’s 'BBB-' investment grade rating maintaining a 'stable' outlook.
▪	In January 2025, we announced the adoption of a new dividend policy aimed at providing additional transparency and a consistent return to shareholders while balancing financial flexibility. The policy outlines the distribution of annual dividends, subject to the availability of distributable amounts in accordance with Luxembourg law. For further details, please refer to the “Others” section of this document.

Growth, Portfolio Optimization and Strategic Investments

▪	In 4Q24 the Board of Directors approved the first phase of the Cerro Pasco Integration Project - the tailings pumping and piping system. This strategic milestone aims to significantly extend the life of the mining complex and enhance its profitability. The investment plan includes constructing a tailings treatment plant and its auxiliary structures at El Porvenir, and a 6 km pipeline on an existing route (mostly underground) to connect it to Atacocha’s tailings storage facility. Detailed engineering has been concluded, and construction is planned to start in 2Q25.
o	On November 18, 2024, Nexa Resources Atacocha S.A.A., a subsidiary of Nexa Resources, held an Extraordinary General Shareholders’ Meeting and approved a capital increase through new monetary contributions of up to US$37 million. This capital increase aims to finance investments related to the development of the Cerro Pasco Integration Project and strengthen the company’s financial and equity position. The subscription process for shareholders took place in three rounds. For further details on the results of the subscription rounds, please refer to the “Others” Section.

6

▪	We remain committed to generating free cash flow and continually evaluate our capital allocation framework, which considers sustaining capital, brownfield mineral exploration, and ESG and Health, Safety, and Environment (“HS&E”) initiatives. In 2024, Nexa successfully executed strategic divestments in line with its portfolio optimization strategy, focusing on high-return assets and efficient capital allocation:
o	In April 2024, we signed a definitive agreement to divest the Morro Agudo Complex. The transaction closed on July 1, 2024, with all rights, titles, and interests in the Morro Agudo Complex transferred to the buyer.
o	In September 2024, we announced the sale of the Pukaqaqa greenfield project and our non-operational Peruvian subsidiary, Minera Pampa de Cobre S.A.C (the owner of the Chapi mine). These transactions were completed in December 2024.
▪	On December 17, 2024, Nexa subscribed for 9,859,155 common shares of Tinka Resources at a price of C$0.10 per share, increasing its ownership to approximately 19.86% of the issued and outstanding common shares of the company. Tinka holds 100% of the Ayawilca zinc-silver project, one of the largest zinc deposits in Peru.

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2024 Results and Guidance

Production, Sales and Cash Cost Guidance

As previously disclosed in our press release dated February 6, 2024, we reported solid 2024 operational results and provided our production and metal sales guidance for the 2025-2027 period, as well as the guidance on cash costs, capital expenditures, and other operating expenses for 2025.

▪	2024 consolidated mining production guidance was achieved, with zinc, lead, and silver production meeting the annual guidance range, while copper production exceeded the upper range. Zinc production in 2024 totaled 327kt. After the guidance revision disclosed in October 2024, the Cerro Lindo, El Porvenir, Vazante and Aripuanã mines reached the lower range of annual guidance, while Atacocha achieved the mid-range. With respect to Morro Agudo, its sale and cessation of operations on April 30, 2024, resulted in a limited production contribution of only four months (January-April).
▪	2024 copper production totaled 36kt, exceeding the upper range of guidance, while lead and silver production totaled 69kt and 12MMoz, respectively, reaching the mid-point of guidance.

Mining segment – production

Mining production		2024	Guidance 2024
(Metal in concentrate)

Zinc	Kt	327	323	-	381
Cerro Lindo		86	84	-	99
El Porvenir		51	50	-	58
Atacocha		10	9	-	11
Vazante		141	140	-	163
Morro Agudo (1)		7	7	-	7
Aripuanã		32	31	-	42

Copper	kt	36	30	-	35
Cerro Lindo		30	24	-	28
El Porvenir		0.3	0.2	-	0.3
Aripuanã		5.5	5.7	-	7.3

Lead	kt	69	66	-	82
Cerro Lindo		14	13	-	17
El Porvenir		27	25	-	32
Atacocha		12	12	-	13
Vazante		0.9	1	-	1
Morro Agudo (1)		2.3	2.3	-	2.3
Aripuanã		13	12	-	16

Silver	MMoz	12	11	-	13
Cerro Lindo		4.3	4.0	-	4.2
El Porvenir		4.6	4.6	-	5.4
Atacocha		1.2	1.1	-	1.2
Vazante		0.5	0.3	-	0.5
Aripuanã		1.1	1.0	-	1.5

(1) Considers only the four months of operations from January to April 2024.

Smelting segment – sales

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Smelting sales		2024	Guidance 2024

Zinc metal	kt	557	545	-	565
Cajamarquilla		327	315	-	325
Três Marias		147	155	-	160
Juiz de Fora		83	75	-	80

Zinc oxide	kt	35	35	-	40
Três Marias		35	35	-	40

Metal Sales	kt	591	580	-	605

Metal sales (zinc metal + zinc oxide) totaled 591kt in 2024, reaching the mid-range of annual guidance, mainly driven by higher production volumes at the Cajamarquilla smelter compared to 2023, supported by enhanced operational stability, particularly in Peru, reduced downtime, increased demand, and efficient logistics across our supply chain. Specifically, sales were further boosted by demand from key markets, especially in the automotive and construction sectors, which contributed to higher sales volumes.

Zinc metal sales of 557kt were also in the mid-range of guidance, while zinc oxide sales totaled 35kt, remaining at the lower range. The latter was mainly driven by reduced demand in the pneumatic (tire) segment, which is facing increased competition from Chinese tire exports and shifts in customer inventory levels amid expectations of a potential slowdown in demand.

2024 Cash Costs

Mining Operating costs	Cost ROM (US$/t)	Cash Cost (US$/lb)	Cost ROM (US$/t)			Cash Cost (US$/lb)

	2024	2024	Guidance 2024			Guidance 2024

Mining (1)	45.6	0.07	44.0	-	51.4	0.03	-	0.20
Cerro Lindo	40.8	(0.46)	41.0	-	45.0	(0.56)	-	(0.28)
El Porvenir	64.4	0.08	58.4	-	71.6	(0.09)	-	0.18
Atacocha	35.8	(0.65)	34.3	-	43.2	(0.85)	-	(0.59)
Vazante	48.3	0.49	55.8	-	63.6	0.46	-	0.52
Morro Agudo (2)	40.8	0.93	27.9	-	40.0	0.93	-	0.93

(1) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

(2) Considers only the four months of operations from January to April 2024.

Note: Consolidated cash cost does not include Aripuanã.

Note: The 2024 run-of-mine mining costs for our Peruvian operations have been updated from the figures previously disclosed in our February 6th Guidance due to IFRS 16 adjustments.

Smelting Operating costs	Conversion cost (US$/lb)	Cash Cost (US$/lb)	Conversion cost (US$/lb)			Cash Cost (US$/lb)

	2024	2024	Guidance 2024			Guidance 2024

Smelting (3)	0.30	1.15	0.29	-	0.32	1.07	-	1.18
Cajamarquilla	0.27	1.12	0.29	-	0.32	1.02	-	1.13
Três Marias	0.30	1.17	0.25	-	0.27	1.12	-	1.23
Juiz de Fora	0.44	1.23	0.38	-	0.42	1.17	-	1.28

(3) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

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▪	In 2024, run-of-mine mining costs of US$45.6/t and C1 cash cost of US$0.07/lb were in line with our lowered 2024 guidance. These results were driven by effective cost control measures, operational improvements, consistent execution of our mining plans, and favorable foreign exchange effects. Key contributing factors included: reduced energy consumption, optimized personnel expenses, and lower costs for third-party services. For further information, please see the section “Business performance – Mining segment.”
▪	In 2024, smelting conversion cost of US$0.30/lb and C1 cash cost of US$1.15/lb were in line with our 2024 guidance. This performance was driven by optimized smelting processes and increased operational throughput at Cajamarquilla. Moreover, improved freight negotiations allowed us to maintain costs within the forecasted range. For further information, please see the section “Business performance – Smelting segment.”

2024 Capital Expenditures (“CAPEX”)

▪	Nexa invested US$86 million in 4Q24, nearly all of which was sustaining expenditures, which includes CAPEX to sustain operations as well as mine development. In 2024, total CAPEX amounted to US$277 million, well below the lowered guidance provided in October 2024.
▪	The depreciation of the Brazilian real against the U.S. dollar resulted in a positive impact of US$6 million in the quarter, totaling US$11 million in 2024.
CAPEX	2024	Guidance 2024
(US$ million)
Non-Expansion	290	297
Sustaining (1)	268	261
HS&E	12	20
Others (2)	10	16

Expansion projects (3)	2	3
Reconciliation to Financial Statements (4)	(16)	-
TOTAL	277	300

(1) Investments in tailing dams are included in sustaining expenses.

(2) Modernization, IT and others.

(3) Includes Vazante deepening, among several other projects to improve operational performance.

(4) The amounts are mainly related to capitalization of interest net of advanced payments for imported materials and tax credits.

2024 Exploration & Project Evaluation and Other Expenses

▪	In 4Q24, we invested US$19 million in exploration and project evaluation, totaling US$64 million in 2024.
▪	In 4Q24, we also allocated a total of US$7 million to technology and community initiatives, totaling US$18 million in 2024. These investments aim to enhance our current operations and to further contribute to the social and economic development of our host communities.
▪	As part of our long-term strategy, we remain committed to replacing and increasing mineral reserves and resources. In line with this, we plan to advance exploration efforts focused on identifying new ore bodies and upgrading resource classifications through infill drilling campaigns.
Other Operating Expenses	2024	Guidance 2024
(US$ million)
Exploration	49	58
Mineral Exploration	37	42
Mineral rights	6	6
Sustaining (mine development)	6	10

10

Other Operating Expenses	2024	Guidance 2024
(US$ million)
Project Evaluation	15	14

Exploration & Project Evaluation	64	72

Other	18	21
Technology	4	4
Communities	15	17

Note: Exploration and project evaluation expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

11

Earnings Release 4Q24 and FY2024

This Earnings Release should be read in conjunction with the “Consolidated financial statements at December 31, 2024.” This document contains forward-looking statements.

Table of contents

Consolidated performance	13
Business performance – Mining	20
Business performance – Smelting	32
Liquidity and Indebtedness	41
Cash flows	43
Others	44
Market scenario	46
Risks and Uncertainties	48
Use of Non-IFRS Financial Measures	49
Cautionary Statement on Forward-Looking Statements	51
Appendix	53

UPCOMING EVENT

Earnings Conference Call

Date: Friday, February 21, 2024 – 9:00am (EST)

Dial In

US: +1-833-816-1265

Canada: +1-647-484-8814

Brazil: +55 11 3181-8565

International: +1-412-317-5635

Conference ID: Nexa Resources

Live audio webcast with slide presentation will be available on:
https://ir.nexaresources.com

12

Consolidated performance

Selected financial information

US$ million (except where otherwise indicated)	4Q24	3Q24	4Q23	2024	2023

Net Revenues	741	709	630	2,766	2,573
Mining	354	325	282	1,350	1,090
Smelting	547	524	454	1,997	1,947
Intersegment results | Adjustments	(160)	(140)	(106)	(581)	(464)

Cost of Sales	(598)	(583)	(561)	(2,228)	(2,274)
Mining	(256)	(247)	(283)	(1,012)	(1,026)
Current Operations	(197)	(203)	(232)	(825)	(833)
Aripuanã	(59)	(44)	(50)	(187)	(193)
Smelting	(503)	(474)	(404)	(1,800)	(1,726)
Intersegment results | Adjustments	162	139	126	583	478

Selling, general and administrative	(34)	(29)	(33)	(127)	(127)
Mining	(19)	(14)	(16)	(66)	(62)
Smelting	(14)	(13)	(15)	(57)	(61)
Intersegment results | Adjustments	(1)	(2)	(1)	(4)	(4)

Depreciation and amortization	97	82	87	330	310
Mining	69	63	66	243	229
Smelting	28	19	21	86	80
Intersegment results | Adjustments	(1)	0	(0)	1	1

Adjusted EBITDA (1)	197	183	110	714	406
Mining	122	128	51	464	161
Smelting	76	55	59	250	250
Intersegment results | Adjustments	(1)	0	(1)	0	(5)
Adj. EBITDA margin (%)	26.5%	25.8%	17.4%	25.8%	15.8%

Net income (loss)	(111)	6	(109)	(187)	(292)
Attributable to Nexa's shareholders	(99)	(5)	(95)	(205)	(292)
Attributable to non-controlling interests	(13)	11	(14)	18	0

Basic and diluted loss per share	(0.74)	(0.04)	(0.71)	(1.55)	(2.20)

Adjusted net income (loss) (1)	(133)	22	(8)	(80)	(44)
Attributable to Nexa's shareholders	(133)	4	(3)	(131)	(57)
Attributable to non-controlling interests	(0)	18	(6)	51	13

Adjusted basic and diluted earnings (loss) per share (1)	(1.00)	0.03	(0.02)	(0.99)	(0.43)

(1) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA, adjusted net income (loss) and adjusted EPS, exclude the items presented in the “Net Income (Loss) reconciliation to Adjusted EBITDA” section of this earnings release. For details on segment definition and accounting policy, please refer to explanatory note 2 – “Information by business segment” in the “Consolidated financial statements at December 31, 2024.” This is a note about segments, and one of the explanations for the new adjustment for cash dividend at the consolidated level was to keep consistency with segment information.

13

Net Revenues

In 4Q24, net revenues totaled US$741 million, up 18% year-over-year, primarily driven by higher LME metal prices (except for lead) and higher smelting sales volume, which were partially offset by lower net premium. The LME average prices for zinc and copper rose by 22% and 13%, respectively, while lead prices declined by 5% compared to the same period in 2023. For further details on metal prices, please refer to the “Market Scenario” section.

Compared to 3Q24, net revenues increased by 4%, primarily driven by higher zinc, gold, and silver prices, partially offset by a slight decrease in smelting sales volume and lower by-products contribution in our smelting segment.

In 2024, net revenues amounted to US$2,766 million, up by 8% compared to 2023, as a result of higher zinc prices with a positive impact of US$78 million, based on our sales volumes of 590kt in 2023 and the average zinc price difference of US$132/t between 2024 and 2023, higher copper and lead sales volumes of US$28 million, higher copper prices, adding US$22 million, and higher smelting sales volume, adding US$4 million, which were partially offset by a US$4 million negative impact from lower lead prices.

Cost of Sales

In 4Q24, cost of sales amounted to US$598 million, up 7% year-over-year. This result was primarily driven by higher smelting sales volumes, the negative effect of higher zinc prices on zinc concentrate purchases, and lower TCs from third-party concentrates. These factors were partially offset by lower operational costs in our mining segment, and lower energy expenses. Compared to 3Q24, cost of sales increased by 3%, mainly due to the negative effect of higher zinc prices on zinc concentrate purchases in our smelting segment, and increased personnel costs, which were partially offset by lower energy at Cajamarquilla and freight expenses.

In 2024, cost of sales amounted to US$2,228 million, down by 2% compared to 2023. This reduction was primarily driven by lower operational costs in our mining segment, decreased energy and freight expenses in our smelting segment, and favorable foreign exchange variations, which were partially offset by the negative impact of higher zinc prices on zinc concentrate purchases and lower TCs from third-party concentrates, which affected our smelting segment.

Mineral exploration and Project evaluation

In 4Q24, investments in mineral exploration and project evaluation totaled US$19 million compared to US$24 million in 4Q23. In 2024, these investments amounted to US$64 million from US$92 million in 2023.

For additional details on our exploration results for 4Q24 and the full year 2024, please refer to our 4Q24 and 2024 Exploration Report, published on February 11, 2025.

SG&A

In 4Q24, SG&A expenses totaled US$34 million, up 5% compared to 4Q23. This increase was primarily due to IFRS adjustments, along with increased workers’ participation, higher legal expenses and third-party service costs in support areas, partially offset by favorable foreign exchange variations. Compared to 3Q24, SG&A expenses rose by 16%, mainly due to IFRS 16 adjustments, as well as increased third-party service expenses.

In 2024, SG&A expenses amounted to US$127 million, remaining relatively flat compared to 2023. This stability was driven by higher employee benefit expenses, including increased workers’ participation, IFRS adjustments, and higher legal expenses, which were offset by favorable foreign exchange variations and lower insurance costs.

14

Adjusted EBITDA

In 4Q24, Adjusted EBITDA was US$197 million, up 79% compared to US$110 million in 4Q23. This significant increase was primarily driven by (i) higher by-products contribution of US$44 million, mainly due to increased silver and gold prices; (ii) the positive net price effect of US$40 million, primarily attributed to higher zinc prices; (iii) other expenses reductions of US$20 million, reflecting lower environmental liabilities related to the Três Marias decommissioning plan and the cash dividend received from Enercan[6]; (iv) the positive impact of US$20 million from foreign exchange variations; (v) higher smelting sales volume of US$12 million; and (vi) lower mineral exploration and project evaluation expenses of US$6 million. These gains were partially offset by (vii) US$55 million due to higher costs, driven by idleness adjustments at Aripuanã in 4Q23, which are no longer adjusted since 3Q24, lower TCs from third-party concentrates, the negative impact of raw material inventory consumption costs in our smelting segment, and increased reagent consumption at Aripuanã to improve plant flotation performance, which were partially offset by lower energy and third-party services expenses.

Compared to 3Q24, Adjusted EBITDA increased by 8%. This increase was primarily driven by (i) a positive net price effect of US$31 million, mainly due to higher zinc prices; (ii) other expenses reductions of US$14 million, reflecting lower environmental liabilities related to the Três Marias decommissioning plan and cash dividend received from Enercan; and (iii) the positive impact of US$6 million from foreign exchange variations. These gains were partially offset by (iv) US$32 million from higher costs, primarily due to increased calcine inventory consumption associated with higher unitary costs at Cajamarquilla, and higher maintenance and third-party services expenses in both segments; (v) mineral exploration and project evaluation expenses of US$4 million; and (vi) lower smelting sales volume of US$2 million, attributed to reduced zinc oxide sales due to weaker demand in the pneumatic (tire) business segment, and lower zinc sales in Cajamarquilla, partially offset by increased sales volume in Juiz de Fora.

6 Amount in cash dividend received from Enercan, as the results from these dividends were not consolidated in prior periods. As the purpose of Nexa’s investment in Enercan is to secure long-term energy supply for its operations in Brazil, management reviews Nexa’s energy costs for a given period together with dividends received from Enercan during such period.

15

For 2024, Adjusted EBITDA totaled US$714 million, up 76% from US$406 million in the same period a year ago. This increase was driven by (i) higher by-products contribution of US$190 million, primarily due to increased silver and gold prices and volumes, along with higher copper prices and lead sales; (ii) a positive net price effect of US$31 million, driven by higher zinc prices, partially offset by lower net premium; (iii) the positive impact of foreign exchange variations of US$38 million; (iv) lower mineral exploration and project evaluation expenses of US$34 million; and (v) reduced other expenses of US$11 million, including the sale of Morro Agudo, the cash dividend received from Enercan[7], and lower environmental liabilities related to the Três Marias decommissioning plan.

Net Income (Loss) reconciliation to Adjusted EBITDA

US$ million	4Q24	3Q24	4Q23	2024	2023
Net Income (Loss)	(111.4)	6.0	(108.8)	(187.4)	(291.8)
Depreciation and amortization	96.6	82.3	87.0	330.2	310.5
Share in the results of associates	(4.7)	(5.4)	(6.1)	(21.2)	(23.5)
Net financial results	141.6	41.5	33.5	369.5	167.1
Income tax benefit (expense)	96.2	42.8	3.8	115.6	(4.3)
EBITDA	218.3	167.0	9.3	606.6	157.9

7 Amount in cash dividend received from Enercan, as the results from these dividends were not consolidated in prior periods. As the purpose of Nexa’s investment in Enercan is to secure long-term energy supply for its operations in Brazil, management reviews Nexa’s energy costs for a given period together with dividends received from Enercan during such period.

16

US$ million	4Q24	3Q24	4Q23	2024	2023
Changes in fair value of offtake agreement (2)	(21.4)	2.5	(1.3)	0.1	(2.3)
Impairment loss (reversal) of long-lived assets (3)	7.5	(17.6)	55.5	32.9	114.6
Ramp-up expenses of greenfield projects (Aripuanã) (4)	0.0	0.0	10.1	25.2	15.5
Impairment of other assets (5)	0.0	0.0	0.0	0.3	0.0
Gain (Loss) on sale and write-off of property, plant and equipment (6)	9.3	6.7	2.6	16.2	3.7
Remeasurement in estimates of asset retirement obligations (7)	(27.8)	5.1	(0.4)	(5.3)	(3.1)
Remeasurement adjustment of streaming agreement (8)	0.0	21.1	7.8	21.1	10.1
Energy forward contracts – Changes in Fair Value (9)	11.7	(3.6)	8.2	(0.1)	15.7
Tax voluntary disclosure – Value added tax ("VAT") matters (10)	0.0	0.0	10.9	0.0	86.9
Other restoration obligations (11)	(0.1)	(0.0)	7.0	1.0	7.0
Divestment and restructuring (12)	(9.9)	(4.7)	0.0	(9.0)	0.0
Dividends received from associate (13)	9.0	6.5	0.0	25.2	0.0
Adjusted EBITDA (1)	196.7	182.9	109.8	714.1	406.0

(1) Adjusted EBITDA excludes the items presented above in the “Net Income (Loss) reconciliation to Adjusted EBITDA.” For details on segment definition and accounting policy, please refer to explanatory note 2 – “Information by business segment” in the “Consolidated financial statements at December 31, 2024.”

(2) Non-cash adjustment: Derivative financial instrument related to the “Offtake agreement” described in the section “Others—Offtake agreement” of this earnings release.

(3) Non-cash adjustment: Cash generating unit and individual PP&E assets impairment loss (reversal). Please refer to “Others – Impairment” section in this Earnings Release for further details.

(4) Expenses related to pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects which have not achieved their expected production capacity. Once the Aripuanã operation is stabilized and operational at its expected production capacity, such effects will no longer be excluded. Commencing in July 2024, these effects have no longer been included since, at the end of June 2024 it reached the final stage of its ramp-up phase, transitioning to an ongoing operation.

(5) Non-cash adjustment: Value-added-taxes impairment loss.

(6) Non-cash adjustment: Results from sale and disposal of certain non-current assets.

(7) Non-cash adjustment: Asset retirement obligation remeasurement of discount rate and updated studies that are not subject to capitalization.

(8) Non-cash adjustment: Remeasurement of contractual obligation related to the forward sale contract of Cerro Lindo's Silver contained in the ore.

(9) Non-cash adjustment: The fair value adjustment of the energy surplus resulting from electric energy purchase contracts of the Company’s subsidiary, Pollarix.

(10) Expenses related to the impact of accruals related to VAT matters.

(11) Non-cash adjustment: Expenses related to the remeasurement of provision related to estimated costs of anticipated additional obligations in relation to certain inactive industrial waste containment structures in Brazil that have been closed for more than 20 years and that do not contain mining tailings, water or liquid waste.

(12) Expenses related to the effects of obligations of restructuring and divestment related to assets held for sale.

(13) Amount in cash dividend received from Enercan, since the results from these dividends were not consolidated on prior periods.

Net financial results

Net financial results for 4Q24 were a loss of US$142 million, a significant increase from the US$41 million loss recorded in 3Q24. This was primarily driven by foreign exchange losses due to the sharp depreciation of the Brazilian real against the U.S. dollar, along with higher financial expenses. These expenses included increased interest on lease liabilities following IFRS 16 adjustments in Peruvian operations, costs related to the repayment of certain bilateral bank loans, and interest on a commercial advance agreement (related to lead concentrate).

17

Foreign exchange variations had a negative impact of US$76 million in 4Q24 compared to a positive impact of US$11 million in 3Q24, mainly due to the 14% depreciation of the Brazilian real against the U.S. dollar[8] in 4Q24.

Excluding foreign exchange variations, net financial expenses for 4Q24 totaled US$66 million compared to US$52 million in the previous quarter.

US$ thousand	4Q24	3Q24	4Q23

Financial income	6,034	6,206	4,827

Financial expenses	(70,909)	(59,376)	(55,000)

Other financial items, net	(76,727)	11,710	16,718
Foreign exchange gain (loss)	(75,900)	10,889	16,904

Net financial result	(141,602)	(41,460)	(33,455)
Net financial result excluding FX	(65,702)	(52,349)	(50,359)

Net Income (Loss)

In 4Q24, net loss amounted to US$111 million compared to a net loss of US$109 million in 4Q23 and net income of US$6 million in 3Q24. The decrease from 3Q24 was primarily driven by foreign exchange losses, following the 14% depreciation of the Brazilian real against the U.S. dollar, higher financial expenses related to interest on lease liabilities due to IFRS 16 adjustments in Peruvian operations, and increased income tax expenses. These effects were partially offset by higher operating income, mainly due to changes in the fair value of the offtake agreement and adjustments in asset retirement, restoration, and environmental obligations.

In 2024, net loss totaled US$187 million, a 36% decrease from the US$292 million net loss recorded in the previous year. This improvement was attributed to a strong increase in operating income supported by higher gross profit, a lower non-cash impairment loss recorded during the year, and lower mineral exploration and project evaluation expenses. These positive factors were partially offset by higher net financial expenses, mainly due to foreign exchange loss, and income tax provisions.

Net Loss attributable to Nexa’s shareholders was US$99 million in 4Q24, resulting in basic and diluted loss per share of US$0.74. For 2024, Net Loss attributable to Nexa’s shareholders totaled US$205 million, with basic and diluted loss per share of US$1.55.

Excluding miscellaneous adjustments, as detailed in the Net Income (Loss) reconciliation to Adjusted EBITDA section, adjusted net loss was US$133 million for the quarter and US$80 million for the full year.

Adjusted Net Loss attributable to Nexa’s shareholders was US$133 million in 4Q24, with an adjusted basic and diluted loss per share of US$1.00. For 2024, Adjusted Net Loss attributable to Nexa’s shareholders was US$131 million, with an adjusted basic and diluted loss per share of US$0.99.

US$ million (except where otherwise indicated)	4Q24	3Q24	4Q23	2024	2023
Net Income (loss)	(111.4)	6.0	(108.8)	(187.4)	(291.8)
Attributable to Nexa's shareholders	(98.5)	(5.2)	(94.5)	(205.0)	(292.0)
Attributable to non-controlling interests	(12.9)	11.1	(14.2)	17.6	0.2

8 In 4Q24, the Brazilian real / U.S. dollar (end of period) exchange rate was R$6.192/US$1.00 compared to R$5.448/US$1.00 in 3Q24.

18

US$ million (except where otherwise indicated)	4Q24	3Q24	4Q23	2024	2023
Basic and diluted loss per share	(0.74)	(0.04)	(0.71)	(1.55)	(2.20)

Miscellaneous adjustments (1)	(21.7)	15.9	100.5	107.5	248.1
Attributable to Nexa's shareholders	(34.1)	8.7	92.0	74.0	235.3
Attributable to non-controlling interests	12.4	7.1	8.6	33.5	12.9
Basic and diluted miscellaneous adjustments per share	(0.26)	0.07	0.69	0.56	1.78

Adjusted net income (loss)	(133.1)	21.9	(8.2)	(79.9)	(43.7)
Attributable to Nexa's shareholders	(132.6)	3.6	(2.6)	(131.0)	(56.7)
Attributable to non-controlling interests	(0.5)	18.3	(5.7)	51.1	13.0
Weighted average number of outstanding shares - in thousand	132,439	132,439	132,439	132,439	132,439
Adjusted basic and diluted earnings (loss) per share	(1.00)	0.03	(0.02)	(0.99)	(0.43)

(1) Miscellaneous adjustments include: (i) Changes in fair value of the offtake agreement; (ii) Impairment loss (reversal) of long-lived assets; (iii) Ramp-up expenses of greenfield projects (Aripuanã); (iv) Impairment of other assets; (v) Loss on sale of property, plant and equipment; (vi) Remeasurement in estimates of asset retirement obligations; (vii) Remeasurement adjustment of streaming agreement; (viii) Changes in fair value of energy forward contracts; (ix) Tax voluntary disclosure – VAT discussions; (x) Other restoration obligations; (xi) Divestment and restructuring; and (x) Cash dividend received from Enercan.

19

Business Performance

Mining segment

Consolidated		4Q24	3Q24	4Q23	4Q24 vs. 4Q23	2024	2023	2024 vs. 2023
Ore Mined	kt	3,180	3,426	3,522	(9.7%)	13,084	12,959	1.0%
Treated Ore	kt	3,366	3,381	3,700	(9.0%)	13,421	13,847	(3.1%)

Grade
Zinc	%	2.68	2.90	2.90	(22 bps)	2.90	2.90	(0 bps)
Copper	%	0.35	0.36	0.35	(0 bps)	0.35	0.34	1 bps
Lead	%	0.67	0.65	0.63	4 bps	0.67	0.66	1 bps
Silver	oz/t	1.23	1.14	0.95	28.7%	1.16	1.00	15.7%
Gold	oz/t	0.006	0.006	0.005	8.9%	0.006	0.005	14.1%

Production | metal contained
Zinc	kt	73.5	82.7	90.2	(18.5%)	327.0	333.2	(1.8%)
Copper	kt	9.1	9.3	9.4	(2.5%)	35.7	33.4	6.9%
Lead	kt	17.3	17.0	17.6	(1.2%)	69.3	65.2	6.3%
Silver	MMoz	3.0	2.9	2.7	7.7%	11.7	10.3	13.5%
Gold	koz	9.5	9.3	7.7	22.8%	36.0	27.6	30.4%
Zinc Equivalent (1)	kt	154.7	163.7	169.7	(8.8%)	646.9	627.0	3.2%

(1) Consolidated mining production in kt of zinc equivalent is calculated by converting copper, lead, silver, and gold contents to a zinc equivalent grade, assuming 2024 LME average prices: Zn: US$1.26/lb; Cu: US$4.15/lb; Pb: US$0.94/lb; Ag: US$28.3/oz; Au: US$2,386/oz.

Note: Until 3Q24 the reference price used for conversion was 2023 LME average prices. All numbers were updated to reflect the 2024 LME average prices.

In 4Q24, treated ore volume reached 3,366kt, and decreased by 9% year-over-year. This decline was primarily driven by the cessation of operations at Morro Agudo following its sale, as well as lower production levels at Cerro Lindo and Atacocha. These impacts were partially offset by improved plant performance at the El Porvenir, Vazante, and Aripuanã mines.

Compared to 3Q24, treated ore volume remained relatively flat, as reduced volumes at Aripuanã and Atacocha were offset by positive contributions from Cerro Lindo and El Porvenir.

The ore throughput increased year-over-year at Vazante (+10%), Aripuanã (+9%), and El Porvenir (+2%). Conversely, throughput decreased at Cerro Lindo (-4%) and Atacocha (-1%).

Zinc equivalent production in 4Q24 totaled 155kt, down by 9% compared to 4Q23 and 6% compared to 3Q24. The average zinc head grade decreased by 22bps to 2.68%, while copper remained relatively flat at 0.35% compared to 4Q23. Meanwhile, lead and silver head grades increased by 4bps to 0.67% and 29% to 1.23oz/t, respectively.

Zinc production in the quarter was 74kt, and decreased by 19% from 4Q23, mainly due to lower output at Cerro Lindo, El Porvenir, and Vazante, as well as the absence of contributions from Morro Agudo. This decline was partially offset by higher production volumes from Aripuanã and, to a lesser extent, Atacocha. Compared to 3Q24, zinc production decreased by 11%, driven by lower volumes at Cerro Lindo, Vazante, and Atacocha, partially offset by increased output from Aripuanã.

Copper production in 4Q24 was 9kt, a slight decrease of compared to both 4Q23 and 3Q24, primarily due to lower contributions from Aripuanã.

20

Lead production decreased by 1% year-over-year but increased by 2% quarter-over-quarter, driven by higher contributions from El Porvenir and Aripuanã, despite the absence of contributions from Morro Agudo year-over-year.

In 2024, treated ore volume decreased by 3% year-over-year to 13,421kt, while the average zinc grade remained relatively flat at 2.90%. As a result, zinc production totaled 327kt, 2% lower than in 2023. Copper production increased by 7% to 36kt, lead production rose by 6% reaching 69kt, and silver production increased by 14% reaching 11.7 MMoz.

Cerro Lindo, Peru

Cerro Lindo (100% basis)		4Q24	3Q24	2Q24	1Q24	2024	4Q23	3Q23	2Q23	1Q23	2023

Ore Mined	kt	1,537	1,593	1,484	1,457	6,070	1,617	1,515	1,595	1,254	5,981
Treated Ore	kt	1,577	1,560	1,472	1,471	6,080	1,644	1,540	1,530	1,277	5,991

Grade

Zinc	%	1.11	1.67	1.86	1.87	1.62	1.70	1.63	1.31	1.38	1.51
Copper	%	0.60	0.56	0.66	0.51	0.58	0.58	0.63	0.57	0.48	0.57
Lead	%	0.19	0.30	0.31	0.44	0.31	0.32	0.32	0.33	0.25	0.31
Silver	oz/t	0.80	0.89	0.92	1.14	0.93	0.83	0.81	0.83	0.72	0.80
Gold	oz/t	0.002	0.003	0.002	0.003	0.003	0.003	0.002	0.002	0.002	0.002

Production | metal contained

Zinc	kt	14.7	23.1	24.1	24.3	86.2	24.6	21.7	16.9	15.0	78.2
Copper	kt	8.1	7.5	8.4	5.9	29.9	7.9	8.1	7.4	5.2	28.6
Lead	kt	2.0	3.7	3.3	4.9	13.9	3.8	3.6	3.6	2.1	13.0
Silver	MMoz	0.9	1.1	1.0	1.3	4.3	1.0	0.9	0.9	0.6	3.5
Gold	koz	1.4	1.3	1.0	1.2	4.9	1.2	0.7	0.8	0.7	3.4

Zinc sales	kt	14.6	24.1	24.4	22.8	85.9	25.3	20.8	17.5	14.8	78.4

Costs

Cost of sales	US$ mm	82.6	88.5	92.9	84.9	348.9	98.1	88.6	86.5	81.6	354.8
Cost ROM (2)	US$/t	35.8	40.6	45.8	41.6	40.8	41.5	41.3	39.8	39.6	40.7
Cash cost (1)	US$/lb	(0.77)	(0.36)	(0.58)	(0.23)	(0.46)	0.06	(0.18)	(0.13)	(0.02)	(0.06)
Sustaining cash cost (1)	US$/lb	(0.22)	(0.15)	(0.36)	(0.06)	(0.20)	0.29	0.07	0.15	0.23	0.19

CAPEX	US$ mm

Sustaining		16.1	11.0	11.5	8.5	47.1	11.2	9.1	9.4	8.0	37.7
Other		1.7	0.2	0.1	0.0	1.9	1.7	2.0	1.5	0.4	5.6

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

21

In 4Q24, treated ore volume totaled 1,577kt, down by 4% year-over-year but up by 1% quarter-over-quarter.

Zinc production of 15kt decreased by 40% year-over-year and 36% quarter over quarter. This reduction was primarily attributed to the mine sequencing plan with lower grades in the period.

The average zinc head grade for the quarter was 1.11%, down by 59bps and 56bps compared to 4Q23 and 3Q24, respectively.

Copper production reached 8.1kt, up 2% from 4Q23 and 8% from 3Q24, mainly driven by operations in areas with higher copper grades. The average copper grade was 0.60% in 4Q24, compared to 0.58% in 4Q23 and 0.56% in 3Q24.

Lead production was 2.0kt, down from 3.8kt in 4Q23 and 3.7kt in 3Q24, primarily due to lower average lead grade, which decreased by 12bps year-over-year and 11bps quarter-over-quarter.

In 2024, zinc production totaled 86kt, up 10% compared to 2023. This improvement was mainly driven by improved operational performance and access to higher-grade areas, especially in 1H24. Copper production rose by 5% to 30kt, while lead production increased by 7% to 14kt, both attributed to higher average grades.

Cost

Cost of sales totaled US$83 million in 4Q24, down from US$98 million in the same period last year. This decrease was primarily driven by lower sales volume, reduced drilling and shotcrete services costs, decreased third-party expenses, and lower maintenance costs. Compared to 3Q24, cost of sales decreased by 7%, mainly due to reduced sales, lower maintenance and personnel expenses, and decreased freight and royalty costs, partially offset by higher workers’ participation expenses.

Run-of-mine mining cost was US$36/t in the quarter, decreased by 14% year-over-year. This improvement was primarily attributed to lower maintenance, third-party services, and drilling and shotcrete costs, as well as the positive impact of IFRS 16 adjustments in Peruvian operations. Compared to 3Q24, run-of-mine mining cost decreased by 12% due to higher treated ore volumes, lower maintenance and personnel expenses, and reduced variable costs.

Cash cost net of by-products in 4Q24 decreased to US$(0.77)/lb compared with US$0.06/lb in 4Q23 and US$(0.36)/lb in 3Q24. The year-over-year improvement was mainly due to higher by-products contribution, supported by higher LME metal prices (except for lead), lower operational costs, and lower TCs, partially offset by lower zinc volumes. The quarter-over-quarter decrease was mainly attributed to higher by-products contribution, supported by increased gold and silver prices, and decreased operational costs, partially offset by lower zinc volumes.

CAPEX

In 4Q24, sustaining capital expenditures amounted to US$16 million, primarily allocated to mine development, and equipment repair and replacement, totaling US$47 million in 2024.

El Porvenir, Peru

El Porvenir (100% basis)		4Q24	3Q24	2Q24	1Q24	2024	4Q23	3Q23	2Q23	1Q23	2023

Ore Mined	kt	548	571	538	530	2,187	562	568	546	544	2,220
Treated Ore	kt	574	564	538	530	2,205	562	568	546	544	2,220

Grade

Zinc	%	2.54	2.58	2.56	2.76	2.61	2.83	2.89	2.89	2.82	2.86

22

El Porvenir (100% basis)		4Q24	3Q24	2Q24	1Q24	2024	4Q23	3Q23	2Q23	1Q23	2023
Copper	%	0.13	0.14	0.14	0.16	0.14	0.16	0.16	0.17	0.15	0.16
Lead	%	1.53	1.35	1.41	1.48	1.44	1.39	1.36	1.35	1.38	1.37
Silver	oz/t	2.73	2.34	2.42	2.47	2.50	2.20	2.22	2.42	2.55	2.34
Gold	oz/t	0.011	0.009	0.009	0.011	0.010	0.010	0.010	0.011	0.011	0.011

Production | metal contained

Zinc	kt	12.9	12.8	12.1	12.9	50.6	13.9	14.4	13.8	13.6	55.8
Copper	kt	0.1	0.1	0.1	0.1	0.3	0.1	0.1	0.1	0.1	0.4
Lead	kt	7.5	6.4	6.4	6.6	26.8	6.5	6.3	6.0	6.2	24.9
Silver	MMoz	1.3	1.1	1.1	1.1	4.6	1.0	1.0	1.1	1.2	4.3
Gold	koz	2.3	1.8	1.7	2.2	8.0	2.1	2.0	2.2	2.3	8.7

Zinc sales	kt	12.9	12.6	12.0	12.7	50.3	14.2	14.5	14.5	14.4	57.7

Costs

Cost of sales	US$ mm	60.5	51.2	50.2	49.0	210.9	57.4	47.8	48.1	51.8	205.1
Cost ROM (2)	US$/t	66.6	63.1	65.7	62.0	64.4	70.6	57.5	63.1	60.1	62.4
Cash cost (1)	US$/lb	(0.04)	0.18	(0.05)	0.24	0.08	0.37	0.20	0.35	0.22	0.29
Sustaining cash cost (1)	US$/lb	1.04	0.52	0.40	1.14	0.78	1.30	0.73	0.65	0.64	0.83

CAPEX	US$ mm

Sustaining		30.1	9.1	12.0	25.2	76.4	28.8	16.7	9.7	13.4	68.7
Other		0.6	0.3	0.0	0.0	0.9	0.0	-	(0.0)	(0.0)	(0.0)

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

In 4Q24, treated ore volume reached 574kt, and increased by 2% both year-over-year and quarter-over-quarter.

Zinc production totaled 13kt in the quarter, down by 7% from 4Q23, primarily due to operations in areas with lower zincs grades. Compared to 3Q24, zinc production remained relatively flat.

Lead production in 4Q24 increased by 15% from 4Q23 and 17% from 3Q24, while silver production rose by 31% year-over-year and 21% quarter-over-quarter. These improvements were mainly driven by mining activities in areas with higher grades.

In 2024, zinc production totaled 51kt, and was down by 9% compared to 2023, primarily due to lower average grades, impacting overall output. In contrast, lead production increased by 7% to 27kt, and silver production rose by 9% to 4.6MMoz, reflecting improved grade recovery for these metals.

Cost

Cost of sales amounted to US$61 million in 4Q24 compared to US$57 million in 4Q23, mainly due to higher personnel costs and increased workers’ participation expenses. These impacts were partially offset by lower drilling, shotcrete, and steel support services expenses. Compared to 3Q24, cost of sales rose by 18%, driven by higher depreciation and amortization, increased operating costs (particularly for personnel and third-party services), and lower maintenance and fixed costs.

23

Run-of-mine mining cost was US$67/t in the quarter, down 6% from 4Q23, mainly due to lower drilling, shotcrete, and steel support services costs, slightly higher treated ore volumes, and the positive impact of IFRS 16 adjustments in Peruvian operations, partially offset by higher personnel costs. Compared to 3Q24, run-of-mine mining cost increased by 6%, mainly driven by higher personnel costs, partially offset by higher treated ore volumes, lower maintenance expenses, and the positive impact of IFRS 16 adjustments.

Cash cost net of by-products in 4Q24 decreased to US$(0.04)/lb compared to US$0.37/lb in 4Q23. This improvement was driven by higher by-products contribution and lower TCs, partially offset by lower zinc volumes. Compared to 3Q24, cash cost decreased by US$0.22/lb, primarily due to higher by-products contribution, supported by increased gold and silver prices.

CAPEX

In 4Q24, sustaining capital expenditures amounted to US$30 million, mainly related to mine development, the tailings dam project, and equipment acquisition, totaling US$76 million in 2024.

Atacocha, Peru

Atacocha (100% basis)		4Q24	3Q24	2Q24	1Q24	2024	4Q23	3Q23	2Q23	1Q23	2023

Ore Mined	kt	422	365	379	347	1,512	399	290	363	342	1,394
Treated Ore	kt	389	398	379	347	1,512	393	290	373	342	1,397

Grade

Zinc	%	0.88	0.98	0.86	0.89	0.90	0.87	0.58	0.67	0.94	0.77
Lead	%	0.93	1.14	0.90	0.81	0.95	0.86	0.84	0.80	1.23	0.93
Silver	oz/t	0.92	1.18	0.98	1.02	1.03	1.20	1.33	1.11	1.24	1.21
Gold	oz/t	0.011	0.012	0.010	0.008	0.011	0.007	0.009	0.010	0.012	0.010

Production | metal contained

Zinc	kt	2.7	2.9	2.4	2.4	10.4	2.6	1.2	1.9	2.5	8.2
Lead	kt	3.1	3.9	2.9	2.3	12.3	2.9	2.1	2.6	3.6	11.1
Silver	MMoz	0.3	0.4	0.3	0.3	1.2	0.4	0.3	0.3	0.4	1.4
Gold	koz	2.7	2.9	2.1	1.4	9.1	1.4	1.4	2.2	2.6	7.6

Zinc sales	kt	2.7	3.0	2.4	2.1	10.2	2.7	1.1	2.4	2.3	8.5

Costs

Cost of sales	US$ mm	24.5	28.3	16.5	16.3	85.7	20.4	13.1	19.8	16.5	69.9
Cost ROM (2)	US$/t	41.3	35.2	32.5	33.7	35.8	32.4	30.7	31.7	36.6	32.4
Cash cost (1)	US$/lb	(0.53)	(0.93)	(1.05)	0.05	(0.65)	0.17	(1.22)	(1.05)	(0.12)	(0.44)
Sustaining cash cost (1)	US$/lb	(0.10)	(0.50)	(0.40)	0.95	(0.07)	1.25	(0.19)	(0.58)	0.81	0.43

24

Atacocha (100% basis)		4Q24	3Q24	2Q24	1Q24	2024	4Q23	3Q23	2Q23	1Q23	2023
CAPEX	US$ mm

Sustaining		2.2	2.9	3.4	4.2	12.7	6.4	2.6	2.5	4.7	16.1
Other		0.4	0.0	0.0	0.0	0.4	0.1	0.0	0.0	(0.0)	0.1

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

In 4Q24, treated ore volume totaled 389kt, a slight decrease of 1% year-over-year and 2% quarter-over-quarter.

Zinc production reached 2.7kt in 4Q24, up from 2.6kt in 4Q23 but slightly lower than 2.9kt in 3Q24, as the quarter reflected planned transitions to areas with slightly lower ore availability.

Zinc average grade for the quarter was 0.88%, up by 1bps year-over-year but down 10bps quarter-over-quarter.

Lead production increased to 3.1kt compared to 2.9kt in 4Q23 but decreased from 3.9kt in 3Q24. Similarly, silver production decreased to 281koz, down 25% year-over-year and quarter-over-quarter, driven by lower silver grades in mined ore during the period.

In 2024, treated ore volume increased by 8% year-over-year to 1,512kt, benefiting from expanded mining activities and enhanced processing capacity. Zinc production increased by 27% to 10kt, driven by mining activities in higher-grade zones and improved plant efficiency. Lead production also increased by 11% to 12kt, while silver production decreased by 13% to 1.2MMoz.

Cost

Cost of sales in 4Q24 was US$25 million, up 20% year-over-year, primarily driven by higher operating costs, including maintenance, third-party services, and personnel expenses. Compared to 3Q24, cost of sales was down 14%, mainly due to lower sales volume and reduced depreciation and amortization.

Run-of-mine mining cost was US$41/t in the quarter, up 27% and 17% from 4Q23 and 3Q24, respectively. In both periods, the increase was primarily driven by slightly lower treated ore volumes, higher maintenance and third-party services expenses, and increased personnel costs, partially offset by the positive impact of IFRS 16 adjustments in Peruvian operations.

Cash cost net of by-products was US$(0.53)/lb in 4Q24, decreased by US$0.70/lb from 4Q23, driven by increased contribution from by-products and lower TCs, which were partially offset by higher operational costs. Compared to 3Q24, cash cost increased by US$0.40/lb, driven by lower by-products and zinc volumes, as well as higher operational costs.

CAPEX

In 4Q24, sustaining capital expenditures amounted to US$2.2 million, mainly related to tailings storage facilities, totaling US$13 million in 2024.

Vazante, Brazil

Vazante (100% basis)		4Q24	3Q24	2Q24	1Q24	2024	4Q23	3Q23	2Q23	1Q23	2023

Ore Mined	kt	398	384	381	374	1,537	382	384	366	385	1,516
Treated Ore	kt	450	449	444	427	1,770	407	427	405	394	1,633

Grade

25

Vazante (100% basis)		4Q24	3Q24	2Q24	1Q24	2024	4Q23	3Q23	2Q23	1Q23	2023

Zinc	%	8.78	9.39	9.18	9.55	9.22	9.86	10.22	10.25	10.44	10.19
Lead	%	0.30	0.29	0.28	0.26	0.28	0.29	0.35	0.35	0.34	0.33
Silver	oz/t	0.69	0.62	0.62	0.58	0.63	0.66	0.70	0.66	0.69	0.67

Production | metal contained

Zinc	kt	34.0	36.4	35.2	35.2	140.7	34.9	38.4	36.6	35.8	145.7
Lead	kt	0.2	0.3	0.3	0.1	0.9	0.3	0.4	0.4	0.4	1.4
Silver	MMoz	0.1	0.1	0.1	0.1	0.5	0.1	0.2	0.2	0.1	0.6

Zinc sales	kt	34.0	36.4	35.2	35.2	140.7	34.9	38.4	36.6	35.8	145.7

Costs

Cost of sales	US$ mm	29.1	31.0	31.6	33.2	124.9	29.2	33.3	31.7	29.8	124.0
Cost ROM (2)	US$/t	46.8	51.7	48.6	46.1	48.3	54.8	54.9	53.9	54.2	54.5
Cash cost (1)	US$/lb	0.46	0.48	0.49	0.53	0.49	0.55	0.61	0.60	0.62	0.60
Sustaining cash cost (1)	US$/lb	0.55	0.54	0.58	0.61	0.57	0.63	0.71	0.71	0.70	0.69

CAPEX	US$ mm

Sustaining		6.6	4.8	7.3	5.9	24.7	5.9	7.2	8.8	6.2	28.0
Other		0.9	0.4	0.9	0.7	2.9	0.8	1.7	0.8	0.2	3.6

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

In 4Q24, treated ore volume was 450kt, up by 10% year-over-year and remained relatively flat quarter-over-quarter.

Zinc production in 4Q24 totaled 34kt, down 3% year-over-year and 7% quarter-over-quarter, largely attributed to lower zinc grades in the period, resulting from the rescheduling of production in higher-grade areas, which is now planned for 1H25.

The average zinc grade for the quarter was 8.78%, down by 109bps from 4Q23 and 61bps from 3Q24.

Lead production in 4Q24 was 0.2kt compared to 0.3kt in both 4Q23 and 3Q24. Silver production reached 0.1MMoz, down 18% year-over-year and 10% quarter-over-quarter, primarily driven by lower grades in mined ore.

In 2024, treated ore volume reached 1,770kt, up by 8% from 2023, supported by steady operational improvements. Despite the higher volume, zinc production of 141kt decreased by 3% compared to 2023, primarily due to lower average grades. Similarly, lead and silver production decreased by 35% and 18%, respectively, reflecting lower ore grades for these metals.

Cost

Cost of sales in 4Q24 was US$29 million, relatively flat compared to 4Q23. This was primarily driven by lower energy costs, reduced personnel expenses, and decreased depreciation and amortization, which were offset by higher maintenance expenses. Compared to 3Q24, cost of sales decreased by 6%, mainly due to lower mineral transportation expenses, and energy costs, as well as reduced zinc sales volume.

26

Run-of-mine mining cost was US$47/t in 4Q24, decreased by 15% compared to US$55/t in 4Q23. This improvement was mainly attributed to higher treated ore volumes, lower energy costs, and reduced personnel expenses. Compared to 3Q24, run-of-mine mining cost was down 10%, mainly due to lower energy expenses, reduced mineral transportation costs, and lower auxiliary materials cost.

Cash cost net of by-products decreased to US$0.46/lb in 4Q24 compared to US$0.55/lb in 4Q23. This improvement was driven by favorable foreign exchange variations, lower operational costs, and lower TCs, partially offset by lower zinc volumes. Compared to 3Q24, cash cost decreased by US$0.02/lb, primarily due to lower operational costs and foreign exchange benefits, partially offset by lower zinc volumes.

CAPEX

In 4Q24, sustaining capital expenditures amounted to US$6.6 million, mainly related to mine development to support life of mine extension, maintenance, and other expenses related to infrastructure and equipment, totaling US$25 million in 2024.

Aripuanã, Brazil

Aripuanã (100% basis)		4Q24	3Q24	2Q24	1Q24	2024	4Q23	3Q23	2Q23	1Q23	2023

Ore Mined	kt	276	513	359	299	1,446	276	237	61	148	722
Treated Ore	kt	377	410	367	322	1,476	347	315	372	277	1,311

Grade

Zinc	%	4.05	2.77	2.99	3.11	3.23	3.66	3.66	2.92	2.98	3.31
Copper	%	0.42	0.59	0.54	0.70	0.56	0.75	0.65	0.74	0.57	0.68
Lead	%	1.53	0.92	1.05	0.97	1.12	1.12	1.14	0.94	1.04	1.05
Silver	oz/t	1.68	0.98	1.07	0.91	1.17	1.09	0.97	0.89	0.86	0.96
Gold	oz/t	0.016	0.012	0.018	0.026	0.017	0.016	0.017	0.013	0.013	0.015

Production | metal contained

Zinc	kt	9.3	7.5	7.7	7.2	31.6	7.4	5.8	6.5	2.5	22.1
Copper	kt	1.0	1.7	1.3	1.5	5.5	1.4	1.0	1.2	0.9	4.4
Lead	kt	4.6	2.7	3.2	2.6	13.1	2.3	1.5	1.5	1.1	6.3
Silver	MMoz	0.3	0.3	0.3	0.2	1.1	0.2	0.1	0.1	0.1	0.5
Gold	koz	3.0	3.4	3.7	4.0	14.0	3.0	2.4	1.7	0.9	8.0

CAPEX	US$ mm

Sustaining		8.6	5.9	9.6	14.4	38.6	28.4	19.9	15.9	15.2	79.4
Other (1)		1.5	2.0	0.4	0.2	4.1	0.1	3.1	(19.3)	(2.8)	(19.0)

(1) The negative amounts are mainly related to reclassifications between Aripuanã and Corporate, and capitalization of interest net of advanced payments for imported materials and tax credits.

27

In 4Q24, treated ore volume totaled 377kt, up 9% from 347kt in 4Q23, primarily driven by enhanced plant performance and operational stability. Compared to 3Q24, treated ore volume decreased by 8% from 410kt, mainly due to a 5-day scheduled maintenance of the grinding mill lining in November.

Utilization capacity averaged 67% during the quarter, reflecting the impact of maintenance activities, tailings filter constraints, and heavy rainfall during the period (averaging 20% above the levels of the past two years).

Zinc production reached 9.3kt in 4Q24 and increased by 26% compared to 7.4kt in 4Q23 and a 23% rise from 7.5kt in 3Q24. These increases were largely attributed to improved plant stability and access to higher-grade ore areas, which significantly reduced talc levels during the flotation process – an issue experienced in the previous quarter.

Copper production totaled 1.0kt in 4Q24, down 28% year-over-year and 43% quarter-over-quarter, primarily due to lower copper grades, in line with the mine sequencing plan.

In 2024, zinc production totaled 32kt, up 43% from 2023, driven by operational improvements and process adjustments throughout the year. Copper, lead, and silver production also increased to 5.5kt (+24%), 13kt (+106%) and 1.1MMoz (+114%), respectively, reflecting optimized production processes.

Mining preparation efforts are progressing, enabling access to higher-grade zones. To further accelerate mine development and preparation, we are engaging a third-party contractor to support the increase in development, ensuring continued progress, efficiency, and faster access to the Ambrex orebody. These activities will extend into 2025, further improving mine flexibility and operational performance.

We remain focused on driving continuous operational improvements, particularly in addressing the limitations of the tailings filter circuit. While capacity has significantly increased since production startup, challenges persist due to current constraints. To resolve this, we are adding a fourth tailings filter, as previously mentioned, which is scheduled for purchase and installation in 2025, with commissioning expected in 1Q26. This upgrade will further enhance utilization capacity, ensuring optimal performance and in line with our commitment to operational excellence.

CAPEX

In 4Q24, sustaining capital expenditures amounted to US$8.6 million, mainly related to mine development, maintenance, and other sustaining activities, totaling US$39 million in 2024.

Financial performance

US$ million	4Q24	3Q24	4Q23	4Q24 vs. 4Q23	2024	2023	2024 vs. 2023
Net Revenues	353.7	324.7	281.8	25.5%	1,349.7	1,090.3	23.8%
Cost of Sales (1)	(256.5)	(247.4)	(282.6)	(9.2%)	(1,011.7)	(1,026.2)	(1.4%)
Gross Profit	97.2	77.3	(0.9)	-	337.9	64.1	427.2%
Adjusted EBITDA	121.8	128.1	51.0	138.6%	464.1	160.6	188.9%
Adjusted EBITDA Mrg.	34.4%	39.5%	18.1%	16.3pp	34.4%	14.7%	19.7pp

Note: Financial performance pre intersegment eliminations. (1) Includes the cost of sales of Aripuanã of US$59 million in 4Q24, US$50 million in 4Q23 and US$44 million in 3Q24. Totaling US$187 million in 2024 and US$193 million in 2023.

Net revenues for the mining segment totaled US$354 million in 4Q24, up 26% compared to 4Q23. This increase was mainly driven by higher LME metal prices (except for lead) and lower TCs, despite a decline in zinc sales volumes. Compared to 3Q24, net revenues increased by 9%, mainly due to higher zinc prices and increased silver and gold volumes and prices, partially offset by lower zinc and copper sales volumes.

28

In 2024, net revenues amounted to US$1,350 million, 24% higher compared to the previous year, mainly due to higher LME metal prices (except for lead), lower TCs, and increased sales volumes across all metals (except for zinc).

Cost of sales in 4Q24 was US$256 million, down 9% compared to 4Q23. Excluding Aripuanã, cost of sales totaled US$197 million, 15% lower than 4Q23 due to reduced mining sales volume and lower operating costs, particularly lower drilling and shotcrete services in Peru, partially offset by higher workers’ participation and personnel expenses. Compared to 3Q24, cost of sales (excluding Aripuanã) declined by 3%, mainly due to lower maintenance and freight expenses, partially offset by higher third-party services expenses.

In 2024, cost of sales amounted to US$1,012 million, 1% lower compared to the prior year, primarily due to lower zinc sales volume.

Reconciliation of realized prices

Revenues are recorded at provisional prices and, typically, an adjustment is then made after delivery, based on the pricing terms under the relevant contract. In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the sale is concluded.

Adjusted EBITDA for the mining segment in 4Q24 was US$122 million, up 139% compared to US$51 million in 4Q23. This increase was primarily attributed to (i) higher by-products contribution of US$35 million, mainly due to higher gold and silver prices and volumes; (ii) the positive net price effect of US$34 million, primarily from higher zinc and copper prices; (iii) lower TCs of US$21 million; and (iv) the positive impact of US$15 million from foreign exchange variations, which were partially offset by (v) the negative impact of US$18 million, primarily due to lower zinc sales volume at Cerro Lindo and El Porvenir; (vi) a negative impact of US$18 million in costs, mainly related to idleness adjustments at Aripuanã in 4Q23, which are no longer adjusted since 3Q24 and increased reagent consumption resulting from processing new ores at Aripuanã.

29

Compared to 3Q24, Adjusted EBITDA decreased by 5%. This performance was primarily driven by (i) US$18 million from lower zinc sales at Cerro Lindo and Vazante, along with decreased lead sales at Cerro Lindo; (ii) a negative impact of US$7 million in costs, mainly driven by higher maintenance and third-party services expenses at Vazante and Aripuanã; and (iii) higher mineral exploration and project evaluation expenses of US$5 million , partially offset by (iv) higher by-products contribution of US$11 million, primarily driven by higher gold and silver prices, along with increased payable silver values at Cerro Lindo and El Porvenir; (v) the positive net price effect of US$9 million, mainly from higher zinc prices; and (vi) the positive impact of US$5 million from foreign exchange variations.

In 2024, Adjusted EBITDA was US$464 million, up 189% from US$161 million in the same period a year ago. This significant increase was primarily driven by (i) higher by-products contribution of US$104 million, mainly due to higher silver and gold prices and volumes, along with increased copper prices and lead sales; (ii) lower TCs of US$83 million; (iii) the positive impact of US$74 million from higher sales volumes, particularly at Cerro Lindo and Aripuanã; (iv) positive net price effect of US$61 million, mainly due to higher zinc prices, and (v) the positive impact of US$25 million from foreign exchange variations, which were partially offset by (vi) the negative impact of US$44 million in costs, primarily due to idleness adjustments at Aripuanã in 2023, which are no longer adjusted since 3Q24.

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Run-of-mine cost, Cash cost and AISC [9],[10]

Consolidated cash cost		4Q24	3Q24	4Q23	4Q24 vs. 4Q23	2024	2023	2024 vs. 2023
Run-of-mine mining cost	US$/t	44.3	45.6	47.3	(6.2%)	45.6	44.8	1.9%
Cash cost net of by-products	US$/t	(2)	(31)	970	(100.2%)	159	866	(81.7%)
AISC net of by-products	US$/t	1,382	662	2,141	(35.4%)	1,118	1,775	(37.0%)
Cash cost net of by-products	US$/lb	(0.001)	(0.01)	0.44	(100.2%)	0.07	0.39	(81.7%)
AISC net of by-products	US$/lb	0.63	0.30	0.97	(35.4%)	0.51	0.81	(37.0%)

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$2.7 million in El Porvenir in 2024, US$2.6 million in Atacocha and US$5.2 million in Cerro Lindo in 2023.

Cash cost net of by-products for the mining segment in 4Q24 decreased to US$(0.001)/lb compared to US$0.44/lb in 4Q23. This improvement was primarily driven by higher by-products contribution, lower TCs, and the positive impact of foreign exchange variations, partially offset by lower zinc volumes.

Compared to 3Q24, cash cost increased by US$0.01/lb, mainly due to lower zinc volumes, which was partially offset by higher by-products contribution (primarily from higher prices), particularly at Cerro Lindo, and lower operational costs.

Run-of-mine mining cost was US$44/t in the quarter, down 6% from 4Q23, mainly due to lower maintenance and personnel expenses, reduced energy and materials costs (e.g. explosives and related items), partially offset by lower treated ore volumes, impacted by the cessation of Morro Agudo operations. Compared to 3Q24, run-of-mine mining cost decreased by 3%, primarily due to lower maintenance expenses, partially offset by higher third-party services costs and increased personnel expenses.

In 2024, cash cost net of by-products decreased to US$0.07/lb (or US$159/t) compared to US$0.39/lb (or US$866/t) in 2023. This improvement was mainly driven by higher by-products contribution and lower TCs, partially offset by lower zinc volumes and higher operational costs.

AISC net of by-products in 4Q24 was US$0.63/lb, down 35% from US$0.97/lb in 4Q23, but up 109% from US$0.30/lb in 3Q24.

9 Our cash cost and AISC are net of by-products credits, measured with respect to zinc sold.

10 AISC does not include Aripuanã.

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AISC in 2024 was US$0.51/lb (or US$1,118/t), down 37% from US$0.81/lb (or US$1,775/t) in 2023, primarily due to (i) lower cash costs; and (ii) reduced sustaining investments; which were partially offset by (iii) increased workers’ participation and (iv) higher royalties.

For a reconciliation of cash cost and AISC net of by-products, please refer to the appendix section “All in Sustaining Cash Cost | Mining.”

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Smelting segment

Consolidated		4Q24	3Q24	4Q23	4Q24 vs. 4Q23	2024	2023	2024 vs. 2023
Production
Zinc metal	kt	142.5	143.3	136.4	4.5%	560.2	553.6	1.2%
Zinc oxide	kt	8.4	9.7	7.8	7.6%	34.6	34.0	1.8%
Total	kt	150.9	153.0	144.2	4.6%	594.7	587.5	1.2%
Sales
Zinc metal	kt	143.7	142.8	135.4	6.2%	556.8	556.0	0.2%
Zinc oxide	kt	8.1	10.1	7.9	2.1%	34.5	33.9	1.9%
Total	kt	151.8	152.9	143.3	5.9%	591.3	589.8	0.2%

In 4Q24, total production reached 151kt, and increased by 5% year-over-year, primarily driven by higher volumes at the Cajamarquilla smelter. Compared to 3Q24, total production decreased by 2%, mainly due to lower volumes at Três Marias.

Zinc metal and oxide sales in 4Q24 totaled 152kt, up 6% compared to 4Q23, driven by higher production volumes at Cajamarquilla and a sales backlog resulting from demand adjustments in our domestic market. Compared to 3Q24, total sales decreased by 1%, primarily due to reduced production at Três Marias, especially for zinc oxide, as a result of lower demand.

In 2024, total production amounted to 595kt, up by 1% compared to 2023, while total sales remained relatively stable at 591kt.

Cajamarquilla, Peru

Cajamarquilla (100% basis)		4Q24	3Q24	2Q24	1Q24	2024	4Q23	3Q23	2Q23	1Q23	2023

Zinc metal production	kt	87.2	87.6	85.4	73.9	334.1	78.2	80.8	82.7	81.3	323.1
Global Recovery	%	93.5	94.4	93.8	95.8	94.4	95.3	92.6	93.8	94.0	93.8
Zinc metal sales	kt	83.7	86.9	83.7	72.7	327.0	79.4	87.1	81.2	78.8	326.4

Zinc content in products	kt	83.5	86.8	83.5	72.6	326.5	79.3	87.0	81.1	78.6	325.9

Cost of sales (2)	US$ mm	284	274	262	201	1,021	221	261	218	261	960
(-) Raw material		(212)	(206)	(181)	(142)	(740)	(128)	(147)	(156)	(199)	(630)
(+) By-product		(5.4)	(5.9)	(6.7)	(7.3)	(25.2)	(8.4)	(9.1)	(7.6)	(6.7)	(31.9)
(+/-) Consolidation effects		(22.9)	(0.2)	(14.7)	(11.7)	(49.4)	(34.3)	(48.5)	(8.5)	(6.4)	(97.7)
(+) Others		0.6	(5.9)	(9.6)	3.1	(11.8)	(5.1)	(5.5)	7.7	2.2	(0.7)
(=) Conversion cost	US$ mm	44.3	55.7	50.6	43.8	194.4	45.1	50.8	53.4	50.4	199.6
Conversion cost	US$/lb	0.24	0.29	0.27	0.27	0.27	0.26	0.26	0.30	0.29	0.28

Cash cost (1)	US$/lb	1.21	1.14	1.18	0.92	1.12	0.94	0.97	1.06	1.17	1.03
Sustaining cash cost (1)	US$/lb	1.28	1.19	1.24	0.99	1.18	1.05	1.01	1.09	1.20	1.08

CAPEX	US$ mm

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Cajamarquilla (100% basis)	4Q24	3Q24	2Q24	1Q24	2024	4Q23	3Q23	2Q23	1Q23	2023

Sustaining	11.0	8.7	11.4	11.7	42.8	16.4	6.2	3.2	4.0	29.8
Other	0.5	1.2	0.8	0.4	2.9	2.4	1.1	1.3	0.5	5.3

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per smelter. For a cash cost reconciliation to COGS, please refer to Appendix - Conversion and All in Sustaining Cash Cost | Smelting.

(2) Cost of sales does not include resale operations from third parties.

In 4Q24, production at the Cajamarquilla smelter reached 87kt, up by 12% year-over-year. This increase was primarily attributed to plant stabilization, following unscheduled maintenance at the roaster, which lasted 6 days in November. The improved calcine inventory levels and higher production volumes further supported this performance. Compared to 3Q24, production was relatively flat.

Recovery rates averaged 93.5% during the quarter, down from 95.3% in 4Q23 and 94.4% in 3Q24. This decline reflects the temporary diversion of zinc solution to adjust certain process parameters. The diverted solution is expected to be returned to the process in 1Q25, which should boost overall yield.

Metal sales totaled 84kt in 4Q24, rose by 5% year-over-year, driven by increased production volumes and improved demand in the period, while decreased by 4% quarter-over-quarter, as part of our 2025 sales strategy targeting certain markets, we decided to increase inventory levels in the period.

For 2024, smelter production totaled 334kt, up by 3% compared to 2023, while sales amounted to 327kt, remaining relatively stable year-over-year.

Costs

Cost of sales was US$284 million in 4Q24 compared to US$221 million in 4Q23 and US$274 million in 3Q24. This increase in both comparisons was primarily driven by higher zinc prices, lower TCs, and reduced zinc production from our mines, which impacted raw material costs.

In 4Q24, conversion cost was US$0.24/lb, down by US$0.02/lb compared to 4Q23. This improvement was primarily due to higher sales volumes in the period, and lower variable and personnel costs, reduced third-party services expenses, and the positive impact of IFRS 16 adjustments in Peruvian operations. Compared to 3Q24, conversion cost was down by US$0.05/lb, also driven by lower variable costs and the positive impact of IFRS 16 adjustments, in addition to lower energy costs, partially offset by higher maintenance and third-party services expenses.

Cash cost net of by-products in 4Q24 was US$1.21/lb, up 29% compared to US$0.94/lb in 4Q23, mainly due to higher zinc prices, which impacted on raw material costs, and lower TCs, partially offset by higher by-products contribution and lower operational costs. Compared to 3Q24, cash cost increased by US$0.08/lb, driven by higher zinc prices, which impacted raw material costs, lower TCs, and reduced by-products contribution, partially offset by lower operational costs.

CAPEX

In 4Q24, sustaining capital expenditures amounted to US$11 million, mainly due to the acquisition and repairs of equipment, maintenance and other expenses related to the electrical system, totaling US$43 million in 2024.

Três Marias, Brazil

Três Marias (100% basis)		4Q24	3Q24	2Q24	1Q24	2024	4Q23	3Q23	2Q23	1Q23	2023

Zinc metal production	kt	34.4	35.8	36.3	37.5	144.1	35.8	39.0	35.7	37.9	148.4
Zinc oxide production	kt	8.4	9.7	8.8	7.7	34.6	7.8	9.6	8.4	8.2	34.0
Global Recovery	%	85.4	90.6	91.1	90.5	89.2	90.5	89.3	91.7	91.4	90.1

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Três Marias (100% basis)		4Q24	3Q24	2Q24	1Q24	2024	4Q23	3Q23	2Q23	1Q23	2023
Zinc metal sales	kt	36.8	37.2	34.4	38.4	146.8	33.4	38.0	38.9	36.8	147.1
Zinc oxide sales	kt	8.1	10.1	8.7	7.6	34.5	7.9	9.4	8.5	8.1	33.9

Zinc content in products	kt	44.8	47.2	43.0	45.3	180.3	40.7	45.4	45.6	43.1	174.8

Cost of sales (2)	US$ mm	146	135	127	115	523	119	113	131	138	502
(-) Raw material		(88)	(73)	(67)	(55)	(283)	(52)	(43)	(61)	(85)	(241)
(+) By-product		(11.2)	(12.9)	(13.9)	(15.0)	(53.0)	(17.3)	(17.5)	(19.7)	(12.9)	(67.3)
(+/-) Consolidation effects		1.6	(1.2)	(0.3)	1.8	2.0	(5.5)	(5.6)	2.1	0.9	(8.0)
(+) Others		(18.2)	(15.1)	(17.8)	(18.4)	(69.5)	(22.8)	(21.9)	(23.0)	(19.1)	(86.8)
(=) Conversion cost	US$ mm	30.5	32.4	28.0	28.1	119.0	21.2	25.5	29.9	22.3	99.0
Conversion cost	US$/lb	0.31	0.31	0.30	0.28	0.30	0.24	0.25	0.30	0.23	0.26

Cash cost (1)	US$/lb	1.33	1.14	1.21	1.02	1.17	1.12	0.96	1.17	1.35	1.15
Sustaining cash cost (1)	US$/lb	1.39	1.18	1.26	1.05	1.22	1.19	1.01	1.24	1.39	1.21

CAPEX	US$ mm

Sustaining		3.7	2.9	4.4	2.4	13.5	5.0	3.5	5.2	2.4	16.1
Other		1.7	0.7	0.8	0.8	4.1	1.4	1.2	2.1	1.4	6.1

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per smelter. For a cash cost reconciliation to COGS, please refer to Appendix – Conversion and All in Sustaining Cash Cost | Smelting.

(2) Cost of sales does not include resale operations from third parties.

In Três Marias, total production (zinc metal + oxide) reached 43kt in 4Q24, down 2% from 4Q23 and 6% from 3Q24. This performance was primarily driven by a strategic reduction in production due to lower concentrate availability, the lower profitability of certain concentrate purchases, and weakened demand for zinc oxide during the period.

Recovery rates averaged 85.4% during the quarter, down from 90.5% in 4Q23 and 90.6% in 3Q24, reflecting challenges in process efficiency.

In 4Q24, metallic zinc sales amounted to 37kt, up by 10% year-over-year, driven by higher demand. Compared to 3Q24, sales decreased by 1%, mainly due to lower production levels.

Zinc oxide sales totaled 8kt and increased by 2% compared to 4Q23, supported by improved demand in our domestic market. Compared to 3Q24, zinc oxide sales fell by 20%, reflecting a quarterly decline in domestic demand.

In 2024, total production at Três Marias amounted to 179kt, down by 2% year-over-year. Zinc metal sales slightly decreased by 0.2% to 147kt, while zinc oxide sales rose by 2%, reaching 35kt.

Costs

Cost of sales of US$146 million in 4Q24 increased by 23% compared to 4Q23, primarily due to higher raw materials costs driven by higher zinc prices and lower TCs, partially offset by favorable foreign exchange variations. Compared to 3Q24, cost of sales increased by 8%, mainly due to higher raw materials costs and lower recoveries.

In 4Q24, conversion cost was US$0.31/lb, up 30% compared to 4Q23, mainly driven by higher variable costs associated with the dry stacking project, which aims to extend tailings storage capacity, partially offset by favorable foreign exchange variations. Compared to 3Q24, conversion cost remained relatively flat, as foreign exchange gains and lower maintenance expenses were offset by reduced production volumes and lower recoveries.

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Cash cost net of by-products in 4Q24 increased to US$1.33/lb compared to US$1.12/lb in 4Q23 and US$1.14/lb in 3Q24. The year-over-year increase was driven by higher raw material costs due to higher zinc prices, lower TCs, and higher operational costs, partially offset by higher sales volume and favorable foreign exchange variations. The quarter-over-quarter performance was attributed to higher raw material costs and lower volumes, partially offset by foreign exchange gains.

CAPEX

In 4Q24, sustaining capital expenditures amounted to US$3.7 million, mainly due to repairs and acquisition of equipment, totaling US$13 million in 2024.

Juiz de Fora, Brazil

Juiz de Fora (100% basis)		4Q24	3Q24	2Q24	1Q24	2024	4Q23	3Q23	2Q23	1Q23	2023

Zinc metal production	kt	20.8	20.0	21.9	19.2	82.0	22.4	20.3	20.7	18.7	82.1
Global Recovery	%	94.9	94.7	94.4	91.6	93.9	94.6	93.8	94.0	92.3	94.0
Zinc metal sales	kt	23.2	18.7	21.2	19.8	83.0	22.6	19.4	20.3	20.2	82.5

Zinc content in products	kt	23.1	18.6	21.1	19.7	82.6	22.5	19.2	20.2	20.0	81.9

Cost of sales	US$ mm	76	66	66	59	266	65	66	66	71	268
(-) Raw material		(44)	(38)	(37)	(32)	(150)	(35)	(36)	(47)	(43)	(160)
(+) By-product		(0.4)	(0.6)	(0.4)	(1.1)	(2.5)	(0.5)	(0.1)	(0.4)	(1.0)	(2.1)
(+/-) Consolidation effects		1.6	(2.4)	(0.3)	(0.8)	(1.8)	3.0	2.0	5.1	1.2	11.3
(+) Others		(9.0)	(7.4)	(9.9)	(6.0)	(32.2)	(9.6)	(10.3)	(4.5)	(4.4)	(28.8)
(=) Conversion cost	US$ mm	23.9	18.1	18.5	19.5	80.0	23.6	21.0	20.0	24.0	88.5
Conversion cost	US$/lb	0.47	0.44	0.40	0.45	0.44	0.48	0.50	0.45	0.54	0.49

Cash cost (1)	US$/lb	1.27	1.31	1.21	1.12	1.23	1.00	1.26	1.23	1.35	1.20
Sustaining cash cost (1)	US$/lb	1.37	1.42	1.25	1.14	1.29	1.09	1.38	1.29	1.40	1.28

CAPEX	US$ mm

Sustaining		4.3	4.4	1.8	0.7	11.2	4.1	4.5	2.5	1.5	12.6
Other		0.8	0.2	0.1	0.1	1.2	0.3	0.3	0.4	0.8	1.8

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per smelter. For a cash cost reconciliation to COGS, please refer to Appendix - Conversion and All in Sustaining Cash Cost | Smelting.

In 4Q24, Juiz de Fora production reached 21kt, down 7% year-over-year, primarily driven by a strategic reduction in production due to lower concentrate availability, as well as instability in the hydrometallurgy circuit, which led to lower output in October. Compared to 3Q24, production increased by 4%, as volumes in the previous quarter were impacted by scheduled maintenance.

In late December, a fire occurred at wet electro-filters A and B. The incident was promptly contained following an emergency shutdown of the roasting plant during the last week of the month. Remediation measures are currently underway, with a focus on gradually repairing the electro-filters in 1H25. This incident was considered in our 2025 guidance.

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Recovery rates averaged 94.9% during the quarter, improving from 94.6% in 4Q23 and 94.7% in 3Q24, reflecting enhanced process efficiency.

Zinc metal sales totaled 23kt in 4Q24, increasing by 3% from 4Q23 and 24% from 3Q24, mainly attributed to higher inventory levels carried over from the previous quarter, as well as the realization of postponed sales from 3Q24 into 4Q24.

In 2024, zinc metal production reached 82kt, while sales totaled 83kt, both remaining relatively stable compared to 2023.

Costs

Cost of sales was US$76 million in 4Q24, up 16% from US$65 million in 4Q23, primarily driven by higher raw material costs associated with higher zinc prices and lower TCs, partially offset by lower third-party services and personnel expenses, as well as favorable foreign expenses. Similarly, compared to 3Q24, cost of sales rose by 14%, mainly driven by higher sales volumes (+5kt) and increased raw materials costs driven by higher zinc prices.

In 4Q24, conversion cost decreased to US$0.47/lb from US$0.48/lb in 4Q23, primarily due to favorable foreign exchange variations and slightly increased sales volume. These benefits were partially offset by higher variable costs related to maintenance in the period. Compared to 3Q24, conversion cost increased by US$0.03/lb, mainly due to higher variable costs, partially offset by lower maintenance expenses, higher sales volume, and foreign exchange gains.

Cash cost net of by-products in 4Q24 was US$1.27/lb, up from US$1.00/lb in 4Q23, mainly due to higher raw material costs driven by higher zinc prices, lower TCs, and reduced by-products contribution, which were partially offset by favorable foreign exchange variations and higher sales volume. Compared to 3Q24, cash cost net of by-products decreased by 3%, driven by an improved raw material mix and foreign exchange benefits, partially offset by lower by-products contribution.

CAPEX

In 4Q24, sustaining capital expenditures amounted to US$4.3 million, mainly driven by acquisition, replacement, and repairs of equipment, totaling US$11 million in 2024.

Financial performance

US$ million	4Q24	3Q24	4Q23	4Q24 vs. 4Q23	2024	2023	2024 vs. 2023
Net Revenues	547.0	524.4	454.1	20.5%	1,997.3	1,946.7	2.6%
Cost of Sales	(502.8)	(474.5)	(404.0)	24.5%	(1,799.8)	(1,726.3)	4.3%
Gross Profit	44.1	49.9	50.1	(11.8%)	197.6	220.4	(10.4%)
Adjusted EBITDA	75.6	54.7	59.5	27.1%	249.6	250.3	(0.3%)
Adjusted EBITDA Mrg.	13.8%	10.4%	13.1%	0.7pp	12.5%	12.9%	(0.4pp)

Note: Financial performance pre intersegment eliminations.

Net revenues were US$547 million in 4Q24, up by 20% compared to US$454 million in 4Q23, mainly driven by higher zinc prices and increased sales volumes, partially offset by lower net premium during the period. Compared to 3Q24, net revenues increased by 4%, mainly due to higher zinc prices, which offset slightly lower sales volumes.

In 2024, net revenues amounted to US$1,997 million, 3% higher compared to the same period a year ago. This was primarily driven by higher zinc prices and slightly higher sales volumes, partially offset by lower net premium.

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Cost of sales increased by 24% in 4Q24, totaling US$503 million compared to US$404 million in 4Q23. This was mainly due to higher raw material costs associated with higher zinc prices and lower TCs. Compared to 3Q24, cost of sales rose by 6%, primarily due to higher zinc prices and lower TCs, which negatively impacted our raw material purchases. Additionally, higher personnel expenses and third-party services costs contributed to the increase, partially offset by the positive hedge effect during the period and lower energy costs at Cajamarquilla.

In 2024, cost of sales amounted to US$1,800 million, up by 4% compared to the same period a year ago, primarily attributed to higher zinc prices and lower TCs, in addition to slightly higher sales volumes.

Reconciliation of realized prices

Purchases of zinc in concentrate are recorded at provisional prices and, typically, an adjustment is made after delivery, which is based on the pricing terms provided for under the respective contract. In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the purchase is concluded.

Sources of Zinc Concentrate to Nexa Smelters (kt) – 4Q24

In 4Q24, Nexa acquired 52% of zinc from its own mines, with the remainder supplied by third parties and secondary feed. The smelters use zinc concentrate as feedstock, which is supplied from our mines, and we apply a benchmark TC for our operations. From third-party suppliers, the treatment charge is based on the benchmark TC, spot TCs, or TCs negotiated annually, which remained relatively flat throughout the year.

The 2024 benchmark TC, negotiated in April 2024, was US$165/t concentrate, down 40% from 2023 (US$274/t). To reduce volatility, for most of our third-party contracts, which are renewed during different periods throughout the year, we consider the 3-year benchmark TC. The reference benchmark for TC 2024, 2023 and 2022 is US$165/t concentrate, US$274/t concentrate, and US$230/t concentrate, respectively.

Adjusted EBITDA for the smelting segment totaled US$76 million in 4Q24, up 27% compared to US$59 million in 4Q23. This improvement was primarily attributed to (i) a positive net impact of US$25 million in other expenses, mainly from the cash dividend received from Enercan[11] and lower environmental liabilities related to the Três Marias decommissioning plan; (ii) the positive net price effect of US$7 million, mainly due to higher zinc prices; (iii) the positive impact of US$5 million from foreign exchange variations; (iv) higher by-products contribution of US$4 million, primarily driven by higher silver and copper cement prices; and (v) higher sales volume of US$4 million across all units. All these effects were partially offset by (vi) lower TCs of US$32 million.

11 Amount in cash dividend received from Enercan, as the results from these dividends were not consolidated in prior periods. As the purpose of Nexa’s investment in Enercan is to secure long-term energy supply for its operations in Brazil, management reviews Nexa’s energy costs for a given period together with dividends received from Enercan during such period.

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Compared to 3Q24, Adjusted EBITDA increased by 37%, mainly driven by (i) the positive net impact of US$17 million in other expenses, mainly attributed to the lower environmental liabilities related to the Três Marias decommissioning plan and cash dividend received from Enercan; and (ii) the positive net price effect of US$16 million, resulting from higher zinc prices, which were partially offset by (iv) lower by-products contribution of US$7 million, primarily driven by lower silver prices and volumes; (v) the negative net impact of US$6 million from higher costs, mainly due to increased calcine inventory consumption associated with higher unitary costs in Cajamarquilla; and (vi) lower sales volume of US$1 million attributed to lower zinc oxide sales due to weaker demand, and lower zinc sales in Cajamarquilla, partially offset by increased sales volume in Juiz de Fora.

In 2024, Adjusted EBITDA was US$250 million, unchanged from the same period a year ago. The performance was primarily driven by (i) higher TCs of US$97 million; and (ii) the negative net price effect of US$13 million, mainly due to higher zinc prices and lower net premium; which were offset by (iii) the positive net impact of US$41 million in other expenses, mainly attributed to the cash dividend received from Enercan[12] and the lower environmental liabilities related to the Três Marias decommissioning plan; (iv) the positive impact of US$31 million in costs, mainly due to favorable raw material inventory effect, and lower energy, freight, sales, and third-party expenses; (v) higher by-products contribution of US$24 million, driven by higher silver prices; and (vi) the positive impact of foreign exchange variations of US$13 million.

12 Amount in cash dividend received from Enercan, as the results from these dividends were not consolidated in prior periods. As the purpose of Nexa’s investment in Enercan is to secure long-term energy supply for its operations in Brazil, management reviews Nexa’s energy costs for a given period together with dividends received from Enercan during such period.

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Conversion cost, Cash cost and AISC [13]

Consolidated		4Q24	3Q24	4Q23	4Q24 vs. 4Q23	2024	2023	2024 vs. 2023
Smelting conversion cost	US$/t	651	696	631	3.1%	667	664	0.5%
Cash cost net of by-products	US$/t	2,771	2,555	2,206	25.6%	2,535	2,410	5.2%
AISC net of by-products	US$/t	3,016	2,751	2,482	21.5%	2,739	2,626	4.3%
Smelting conversion cost	US$/lb	0.30	0.32	0.29	3.1%	0.30	0.30	0.5%
Cash cost net of by-products	US$/lb	1.26	1.16	1.00	25.6%	1.15	1.09	5.2%
AISC net of by-products	US$/lb	1.37	1.25	1.13	21.5%	1.24	1.19	4.3%

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale and the impact of the cost of idleness capacity of US$3.2 million in Cajamarquilla in 4Q23 and 2023.

Cash cost net of by-products for the smelting segment was US$1.26/lb in 4Q24, up 26% from US$1.00/lb in 4Q23. This increase was primarily attributed to higher raw material costs due to increased zinc prices impacting concentrate purchases, lower TCs, and higher operational costs, which were partially offset by increased sales volume and the positive effect of foreign exchange variations, in addition to slightly higher by-products contribution. Compared to 3Q24, cash cost increased by 8%, driven by higher raw material costs due to increased zinc prices, impacting our concentrate purchases and lower by-products contribution, which were partially offset by lower operational costs and the favorable foreign exchange variations.

In 2024, cash cost was US$1.15/lb (or US$2,535/t) compared to US$1.09/lb (or US$2,410/t) in 2023. This increase was mainly attributed to lower TCs and higher zinc prices, which had a negative impact on our raw material costs, partially offset by higher zinc volumes, increased by-products contribution, and foreign exchange benefits.

AISC net of by-products in 4Q24 was US$1.37/lb, up 21% from US$1.13/lb in 4Q23 and 9% from US$1.25/lb in 3Q24.

AISC in 2024 was US$1.24/lb (or US$2,739/t), up 4% compared to 2023 explained by higher cash costs and increased workers’ participation, partially offset by a reduction in sustaining investments.

Conversion cost for the smelting segment in 4Q24 was US$0.30/lb compared to US$0.29/lb in 4Q23, primarily due to higher variable costs, partially offset by lower energy expenses at Cajamarquilla, favorable foreign exchange variations, increased sales volume, lower maintenance expenses, and reduced personnel costs. Compared to 3Q24, conversion cost was down by 6%, mainly driven by lower variable costs related to energy and personnel costs, lower maintenance expenses, and foreign exchange benefits, which were partially offset by increased third-party services.

13 Our conversion cost, cash cost and AISC net of by-products credits are measured with respect to zinc sold.

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In 2024, conversion cost was US$0.30/lb, unchanged from US$0.30/lb in 2023, due to higher maintenance costs, offset by lower energy costs at Cajamarquilla and the favorable foreign exchange variations.

For a reconciliation of conversion cost, cash cost and AISC, please refer to the appendix section “Conversion and All in Sustaining Cash Cost | Smelting.”

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Liquidity and Indebtedness

On December 31, 2024, Nexa’s consolidated gross debt[14] amounted to US$1,763 million, 5% lower compared to the balance at September 30, 2024, mainly due to the 14% appreciation of the Brazilian real (end of period) against the U.S. dollar, and repayment of certain bilateral bank loans.

At the end of the period, 83% (or US$1,465 million) of the gross debt was denominated in U.S. dollars and 17% (or US$297 million) in Brazilian reais. The following charts show Nexa’s gross debt by category and currency.

Cash and cash equivalents and financial investments (“total cash”) amounted to US$640 million on December 31, 2024, 22% higher compared to September 30, 2024, mainly driven by positive operating cash flows and working capital gain of US$204 million during the quarter, partially offset by the repayment of certain bilateral bank loans, as part of the gross debt reduction strategy.

Total cash, including the RCF, at the end of 4Q24 is sufficient to cover the payment of all obligations maturing over the next 4.9 years. At the end of 4Q24, the average maturity of the total debt was 5.6 years at an average interest rate of 6.44% per year with only 3% (US$51 million) of the total debt maturing in 2025, 46% (US$814 million) maturing between 2026 and 2028, 13% (US$225 million) maturing between 2029 and 2030, and 38% (US$673 million) of the total debt maturing in and after 2031.

On December 31, 2024, Nexa’s net debt[15] was US$1,217 million compared with US$1,409 million at the end of 3Q24.

US$ million	Dec 31, 2024	Sep 30, 2024
Gross Debt	1,762.6	1,863.3
Net debt	1,216.8	1,408.9
LTM Adj. EBITDA	714.1	627.3
Net debt/LTM Adj. EBITDA	1.70x	2.25x

14 Loans and financing (“gross debt”)

15 Gross debt (US$1,763 million) minus cash and cash equivalents (US$621 million), minus financial investments (US$20 million), plus negative derivatives (US$1.5 million), plus Lease Liabilities (US$96 million). It does not include the financial instrument related to the offtake agreement.

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In addition to continuing to assess short-term and mid-term commodities prices, management continuously reviews Nexa’s capital structure, financial position, and the maturity profile of our debt. Actions to improve the quantum and profile of outstanding debt, focusing on extending maturity, reducing average cost of debt and assessing financing alternatives, continue to be constantly evaluated.

Credit Ratings – Reflecting Strong Performance and Strategic Execution

Throughout 2024 and early 2025, leading rating agencies reaffirmed Nexa’s credit strength, underscoring its financial resilience, operational improvements, and strategic market positioning.

S&P Global Ratings reaffirmed Nexa’s ‘BBB-’ rating with a stable outlook in August 2024 and again in February 2025. The agency highlighted Nexa’s reduced leverage, solid mining and smelting volumes, and better-than-expected zinc prices. S&P also emphasized Nexa’s strategic alignment with its parent company, Votorantim S.A., as a key strength. Additionally, in November 2024, Nexa Brasil obtained a ‘brAAA’ rating on the Brazil National Scale, reinforcing its high strategic importance within the group.

Fitch Ratings (September 2024) also reaffirmed Nexa’s ‘BBB-’ rating with a stable outlook, citing its competitive cost structure, integrated zinc operations, and moderate leverage. While Fitch acknowledged Nexa’s credit strengths, it noted challenges related to the company’s moderate size, asset concentration, and relatively short mine life compared to global peers.

Moody’s (December 2024) maintained Nexa’s ‘Ba2’ rating with a negative outlook. The agency recognized Nexa’s strong presence in the global zinc market and its integrated mining and smelting operations in Brazil and Peru. However, Moody’s flagged risks associated with commodity price volatility and the company’s high reliance on Cerro Lindo, a mine considered modest in scale compared to competitors.

The stable credit outlooks from S&P and Fitch reflect Nexa’s sustained financial strength, driven by effective cost management, strategic prioritization of core assets like Aripuanã, and favorable market conditions. These factors drove positive cash flow generation in 2024 and are expected to further strengthen Nexa’s financial position in 2025.

Rating agencies	Rating	Outlook
S&P	BBB-	Stable
Fitch	BBB-	Stable
Moody’s	Ba2	Negative

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Cash flows

US$ million	4Q24	4Q23	2024	2023
Cash provided by operating activities before working capital	90.8	101.3	513.9	330.3
Variations in operating assets and liabilities ("Working Capital")	202.5	49.6	18.4	101.2
Net cash flows provided by (used in):
Operating activities	242.1	113.7	349.7	256.2
Investing activities	(63.6)	(105.4)	(237.6)	(270.4)
Financing activities	(67.3)	32.6	61.9	(34.6)
Increase (decrease) in cash and cash eq.	107.3	42.9	163.3	(40.6)
Cash and cash eq. at the beginning of the period	513.2	414.3	457.3	497.8
Cash and cash eq. at the end of the period (1)	620.5	457.3	620.5	457.3

(1) Does not include financial investments totaling US$20 million at December 31, 2024.

Note: For details on Cash flows, please refer to the “Consolidated financial statements at December 31, 2024.”

In 4Q24, cash provided by operating activities before working capital variations was US$91 million. Working capital variations had a positive impact of US$203 million, primarily due to (i) the increase in trade payables of US$125 million, reflecting a cash management strategy with extended payment terms for zinc concentrate from third parties; (ii) the decrease in inventories of US$54 million, driven by lower raw materials levels due to reduced mining production and higher smelting consumption, in addition to a decrease in semi-finished products in our smelting segment, partially offset by higher finished products levels, as part of our 2025 sales strategy targeting certain markets; (iii) the increase in other liabilities of US$51 million, primarily from a commercial advance agreement (related to lead concentrate); (iv) the increase in confirming payables of US$44 million; partially offset by (v) the increase in other assets of US$57 million, mainly related to judicial deposits; and (vi) an increase in trade accounts receivable of US$12 million. In 4Q24, we paid US$50 million in interest and US$1 million in taxes. As a result, net cash flows from operating activities amounted to US$242 million.

We used US$64 million of net cash flows for investing activities in 4Q24, primarily including US$68 million in Capex investments (nearly all of which was sustaining Capex), and net purchases of financial investments of US$7 million and proceeds from Morro Agudo’s sale, partially offset by a cash dividend received from Enercan of US$9 million.

Net cash flows used in financing activities in the quarter totaled US$67 million, primarily due to payments of loans and financings, and lease liabilities amounting to US$63 million, along with dividends paid to non-controlling interests (Pollarix) of US$4 million.

Foreign exchange effects on cash and cash equivalents had a negative impact of US$4 million in the quarter, contributing to a negative impact of US$11 million in 2024.

As a result, cash and cash equivalents (excluding financial investments) increased by US$107 million in the quarter, to US$621 million at the end of 4Q24.

In 2024, cash and cash equivalents (excluding financial investments) increased by US$163 million compared to 2023. This was primarily driven by higher net cash flows from operating activities, mainly attributed to an increase in income before income tax and lower income tax payments. These positive effects were partially offset by lower working capital gains and higher interest payments on loans and financings, and lease liabilities. Additionally, net cash flows from investing activities improved due to lower capex investments, while net cash flows from financing activities increased as a result of the new bond offering, a debenture issuance, and the BNDES ESG credit line, all together as part of the liability management actions carried out in 2024.

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Others

Offtake agreement

As previously disclosed, in January 2022 Nexa signed an offtake agreement with a third-party international player (the “Offtaker”), in which Nexa agreed to sell 100% of the copper concentrate produced by Aripuanã for a 5-year period starting in February 2023 and limited to 30,810 tonnes, at the lower of current market prices or a price cap.

In September 2023, the parties agreed to amend the offtake agreement, which states that no penalty will be applied in case of delays in the agreed shipment schedule per year. However, if lower volumes are delivered in any given year within the contract period, the remaining balance will be shipped at the end of the contract period, totaling 30,018 tonnes. The offtake agreement was structured to completely extinguish a previously existing future royalty obligation that Nexa had with the Offtaker.

The offtake agreement resulted from negotiations with the Offtaker to sell the copper concentrate in lieu of paying future royalties related to the previous acquisition of the Aripuanã project mining rights from the Offtaker. Additionally, the Company opted to voluntarily and irrevocably designate the entire offtake agreement at fair value through profit and loss within the scope of IFRS 9, rather than separate the value of the embedded derivative associated with the price cap. This resulted in a non-cash accumulated loss of US$3 million recognized in the income statement for the period ended on December 31, 2024.

For further information, please refer to explanatory note 16 (e) – “Financial instruments in the offtake agreement: fair value” in the “Consolidated financial statements at December 31, 2024.”

Dividend Payment Policy

At its last meeting of December 2024, Nexa’s Board of Directors approved a new dividend policy, effective as of January 1, 2025.

Under this policy, Nexa aims to distribute annual dividends, subject to its governance framework and the availability of distributable amounts as per Luxembourg law. The annual dividend amount will be determined based on several factors, including: (i) Nexa's cash balance; (ii) free cash flow and earnings generated during the year; (iii) Company’s leverage, measured by the Net Debt to Adjusted EBITDA ratio; (iv) capital investment programs and other capital allocation decisions; (v) expected future cash flows from operations; (vi) market volatility; and (vii) strategic planning considerations.

In line with these factors, Nexa targets an annual dividend of up to 20% of free cash flow pre-events, with a minimum payment of US$0.08 per common share.

For the year ended December 31, 2024, the Board of Directors has proposed a share premium reimbursement equivalent to 20% of the free cash flow pre-events, amounting to approximately US$13.4 million or US$0.1011 per share. This proposal remains subject to approval by the Annual General Meeting (“AGM”), expected to be take place on May 8, 2025. If approved, the share premium reimbursement is anticipated to occur on or around June 24, 2025, for shareholders of record as of June 10, 2025.

Capital Increase Subscription for Nexa Resources Atacocha S.A.A.

On November 18, 2024, Nexa Resources Atacocha S.A.A., a subsidiary of Nexa Resources, held an Extraordinary General Shareholders’ Meeting where the shareholders approved a capital increase of up to US$37 million through new monetary contributions. This capital increase is aimed at financing investments for the development of the Cerro Pasco Integration Project and reinforcing the company’s financial and equity position.

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On January 6, 2025, Nexa Resources Atacocha S.A.A. completed the first round of its capital increase subscription. A total of 97.91% of Class A shares and 54.50% of Class B shares were subscribed, leaving 25,113,776 Class A shares (2.09%) and 445,583,321 Class B shares (45.50%) unsubscribed.

The second round, which concluded on January 9, 2025, saw an increase in subscriptions, with 99.9997% of Class A shares and 94.6624% of Class B shares subscribed, resulting in 3,274 Class A shares (0.0003%) and 52,273,696 Class B shares (5.34%) still available.

Finally, on January 15, 2025, the remaining shares from the second round were fully subscribed, achieving a 100% subscription of both Class A and Class B shares. For further details, please refer to the ‘Hechos de Importancia’ section on Nexa Peru’s Investor Relations website.

At the beginning of the subscription process, Nexa Resources El Porvenir held 97.89% of Class A shares and 36.66% of Class B shares in Nexa Resources Atacocha. By the end of the three subscription rounds, its holdings increased to 99.35% of Class A shares and 60.86% of Class B shares, further consolidating its position. As a result, Nexa Resources S.A. also increased its total (direct and indirect) ownership of Nexa Resources Atacocha S.A.A., from 75.96% to approximately 83.00%, as of January 15, 2025.

Impairment

In 4Q24, Nexa recorded a non-cash net impairment loss of US$7 million, consisting of impairments of individual assets related to assets and projects under construction.

For further information, please refer to explanatory note 31 – “Impairment of long-lived assets” in the “Consolidated financial statements at December 31, 2024.”

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Market Scenario

4Q24

LME Prices		4Q24	3Q24	4Q23	4Q24 vs. 4Q23	2024	2023	2024 vs. 2023

Zinc	US$/t	3,050	2,779	2,498	22.1%	2,779	2,647	5.0%
Copper	US$/t	9,193	9,210	8,159	12.7%	9,147	8,478	7.9%
Lead	US$/t	2,007	2,044	2,123	(5.5%)	2,073	2,138	(3.1%)
Silver	US$/oz	31.4	29.4	23.2	35.3%	28.3	23.4	21.1%
Gold	US$/oz	2,663	2,474	1,971	35.1%	2,386	1,941	23.0%

Source: Bloomberg

In 4Q24, the LME zinc price averaged US$3,050/t (or US$1.38/lb), reflecting increases of 22% year-over-year and 10% quarter-over-quarter. Zinc prices traded within a range of US$2,903/t to US$3,237/t during the quarter, highlighting market volatility while maintaining levels supported by fundamentals. For the full-year 2024, the LME zinc price averaged US$2,779/t (or US$1.26/lb), up 5% from US$2,647/t (or US$1.20/lb) in 2023.

The quarter was marked by price volatility driven by macroeconomic and geopolitical uncertainties. Concerns around the U.S. trade protectionism, including potential tariff hikes and trade war risks under a new Trump administration, coupled with the U.S. dollar appreciation, exerted downward pressure on prices. However, supportive fundamentals, such as constrained supply, declining global inventories and stimulus measures from China counterbalanced these headwinds.

According to Wood Mackenzie, the global zinc market remained in deficit throughout 2024, primarily due to limited concentrate availability and ongoing supply constraints. In 4Q24, LME refined inventories fell to 235k, a significant reduction from 3Q24, with withdrawal orders in November reaching a decade-high of 97,225 tons. SHFE inventories closed 2024 at 30,236 tons. reflecting seasonal patterns and a constrained supply chain. These movements indicated a decline in refined metal production in 2024 compared to 2023, driven by tight concentrated market and lower TCs.

Zinc spots TCs dropped to -US$25/t by the end of 4Q24, a trend driven by increased Chinese imports in November and reduced smelters purchases ahead of the Chinese New Year. Looking ahead, concentrate availability in 2025 will depend on the ramp-up of projects such as Kipushi and Ozernoye, as well as expansions at established mines like Antamina. However, declining ore grade at certain large operations (i.e., Red Dog) and the potential supply disruptions may continue to pressure concentrate availability.

In our Home Market (Latin America, excluding Mexico), zinc metal demand increased by 5.4% year-over-year and 0.2% quarter-over-quarter. This growth was supported by strong economic performance in Brazil, underpinned by solid GDP growth and low unemployment, while Peru benefited from a recovery in global demand amid lower interest rates. Conversely, Argentina’s economic instability, marked by currency devaluation and inflationary pressures, negatively impacted local demand.

In 4Q24, the LME copper price averaged US$9,193/t (or US$4.17/lb), up 12.7% year-over-year but marginally down 0.2% quarter-over-quarter. Copper prices traded between US$8,706/t to US$9,883/t during the quarter, peaking in mid-November before softening in December due to U.S. dollar appreciation.

For 2024, the LME copper price averaged US$9,147/t (or US$4.15/lb), up 8% from US$8,478/t (or US$3.85/lb) in 2023.

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Despite macroeconomic challenges, copper demand remained resilient, supported by strong activity in the energy, technology, and infrastructure sectors globally. LME copper inventories ended 4Q24 at 217kt, down from 3Q24 but still above 1H24 levels.

Copper spot TC/RCs rose to US$11/t by the end of 4Q24, as traders awaited the outcome of 2025 benchmark negotiations, which ultimately settled at US$21.25/t, significantly lower than US$80/t in 2024. The decline highlights a tightening concentrate market, with supply constraints expected to persist in 2025.

Looking ahead, metal prices are expected to remain volatile as markets react to shifts in U.S. trade policies and China’s economic stimulus measures. Global industrial production recovery, bolstered by lower interest rates, is expected to sustain demand across key sectors.

In Latin America, zinc demand is forecasted to grow moderately. Other factors include Argentina’s improved inflation outlook, an anticipated 3.5% year-over-year growth in Brazil’s civil construction GDP, and a 7.1% year-over-year increase in light vehicle production, according to E2 Consultores.

Foreign Exchange

FX	4Q24	3Q24	4Q23	4Q24 vs. 4Q23	2024	2023	2024 vs. 2023
BRL/USD (Average)	5.837	5.545	4.955	17.8%	5.392	4.995	7.9%
BRL/USD (End of period)	6.192	5.448	4.841	27.9%	6.192	4.841	27.9%
PEN/USD (Average)	3.756	3.757	3.782	(0.7%)	3.754	3.744	0.3%
PEN/USD (End of period)	3.740	3.704	3.704	1.0%	3.740	3.704	1.0%

Source: Bloomberg

In 4Q24, the average exchange rate for the Brazilian real was 5.837 BRL/US$, a depreciation of 17.8% year-over-year and 5.3% quarter-over-quarter. Investor sentiment was negatively impacted by fiscal and monetary policy uncertainties, with the real closing the year at 6.192 BRL/US$, marking its lowest level in recent years.

The average exchange rate for the Peruvian sol in 4Q24 was 3.756 PEN/US$, 0.7% stronger year-over-year and consistent with 3Q24. The sol ended 2024 at 3.740 PEN/US$, supported by Peru’s robust trade surplus and capital inflows, which offset broader macroeconomic risks.

Looking ahead, foreign exchange markets will likely be shaped by global monetary policies and local economic developments. In Brazil, fiscal concerns and economic conditions will continue to weight on the currency. In Peru, export resilience is expected to continue supporting the sol.

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Risks and Uncertainties

Risk management is one of the key points in our business strategy and contributes to value creation and increasing the level of confidence in the Company held by its main stakeholders, including shareholders, employees, customers, suppliers and the local communities.

As a result, we have adopted an Enterprise Risk Management (“ERM”) Policy that describes Nexa’s Risk management model. The ERM forms an integral part of the processes in our operational units, corporate departments and projects, and provides support for decision-making by our Executive Officers and Board of Directors.

The risk assessment cycle is performed annually focusing on our strategy, operations and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the Executive Team, Audit Committee and Board of Directors.

Our operations are exposed to a number of inherent risks and uncertainties, and our results may be influenced by the following factors, including, among others:

•	cyclical and volatile commodity prices driven by changes in global supply and demand;
•	foreign exchange rates, fluctuations, inflation, and interest rate volatility;
•	economic and political uncertainties in the countries in which we operate;
•	changes in global market conditions, impacting demand and pricing stability, including uncertainties relating to global trade as a result of the imposition of tariffs by the Trump administration in the United States;
•	the impact of expanded regional or global conflict, including the conflicts between Russia and Ukraine, and the Middle-East conflict, and the resulting potential impacts on supply and demand for commodities, global security concerns, and market volatility;
•	outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, and the potential impact thereof on commodity prices and exchange rate variations in the currencies to which we are exposed to, our business and operating sites, and the global economy;
•	increasing demand and evolving expectations from stakeholders with respect to our environmental, social and governance (“ESG”) practices, performance and disclosures, including the ability to meet energy requirements while complying with greenhouse gas emissions regulations and other energy transition policy changes and laws in the countries in which we operate;
•	severe natural disasters, such as storms and earthquakes, disrupting our operations;
•	the impact of climate change on our operations, workforce and value chain;
•	environmental, safety and engineering challenges and risks inherent to mining;
•	operational risks, such as operator errors, mechanical failures and other accidents;
•	the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;
•	supply-chain and logistic related interruptions, including impacts to international freight and transportation networks;
•	the implementation of our growth strategy and risks associated with related capital expenditures;
•	failure to obtain financial assurance to meet closure and remediation obligations;
•	the possible material differences between our estimates of Mineral Reserves and Mineral Resources and the mineral quantities we actually recover;

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•	the possibility that permits, concessions, environmental studies, modificatory environmental studies and other governmental authorities requests may be terminated, not renewed, or not granted impacting, therefore, the carrying amount of certain assets potentially resulting in impairment charges, fines and/or penalties.
•	the impact of political and government changes in the countries in which we operate, and the effects of potential new legislation, including changes in taxation laws and any related agreements that Nexa has entered or may enter into with local governments;
•	legal and regulatory risks, related to ongoing or future investigations by local authorities with respect to our business and operations, as well as the conduct of our customers, as well as the impact to our financial statements regarding the resolution of any such matters;
•	labor disputes or disagreements with local communities or unions in the countries in which we operate;
•	loss of reputation due to unanticipated operational failures or significant occupational incidents;
•	failure or outage of our digital infrastructure or information and operating technology systems;
•	cyber events or attacks (including ransomware, state-sponsored and other cyberattacks) due to negligence or IT security failures;
•	other factors.

For a broader discussion of risks please refer to our annual report on form 20-F filed with the SEC (www.sec.gov), on SEDAR+ (www.sedarplus.ca) and available on the Company’s website (ir.nexaresources.com).

Use of Non-IFRS Financial Measures

Nexa’s management uses Consolidated Adjusted EBITDA as an additional performance measure on a consolidated basis, in addition to, and not as a substitute for, net income. We believe this measure provides useful information about the performance of our operations as it facilitates consistent comparisons between periods, planning and forecasting of future operating results reflecting the operational performance of our existing business without the impact of interest, taxes, amortization, depreciation, non-cash items that do not reflect our operational performance for the specific reporting period and the impact of pre-operating and ramp-up expenses during the commissioning and ramp-up phases of greenfield projects (only Aripuanã has reached these stages). Pre-operating and ramp-up expenses incurred during the commissioning and ramp-up of phases of Aripuanã are not considered infrequent, unusual or non-recurring expenses, as they have recurred in prior years with respect to Aripuanã and may recur in the future with respect to any other projects that may reach the commissioning or ramp-up phases. Our management believes this adjustment is helpful because it shows our performance without the impact of specific expenses relating to a greenfield project that has reached the commissioning or ramp-up phases, with no connection with the performance of our other existing operations.

In this report, we present Consolidated Adjusted EBITDA, which we define as net income (loss) for the year/period, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) addition of cash dividend received from Enercan; (iii) non-cash events and non-cash gains or losses that do not specifically reflect our operational performance for the specific period (including: (loss) gain on sale of investments; impairment and impairment reversals; (loss) gain on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations; and other restoration obligations); and (iv) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects (currently, Aripuanã).

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For future periods, when applicable, Adjusted EBITDA may also exclude the impact of (i) other events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect our operational performance for the specific period in our management’s view.

Our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Mining segment | Cash cost net of by-products credits: for our mining operations, cash cost after by-products credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Mining segment | Cost ROM: includes all direct production costs for mining, concentrating, leaching, on-site mineral transportation, and other on-site administration expenses, excluding royalties and workers’ participation costs. Cost ROM is measured with respect to total treated ore volume and non-metallic products revenue (such as limestone and stones) are considered as cost-reduction for our mining operations.

Smelting segment | Cash cost net of by-products credits: for our smelting operations, cash cost, after by-products credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables and other on-site costs, as well as raw material costs. Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Smelting segment | Conversion cost: costs incurred to convert zinc concentrate (feed) into final products measured with respect to contained zinc sold per smelter, including energy, consumables, and other fixed and on-site expenses. Conversion cost does not include raw material, alloys, and by-products related cost.

Sustaining cost net of by-products credits is defined as the cash cost, net of by-product credits plus non-expansion capital expenditure, including sustaining, health, safety and environment, modernization and other non-expansion-related capital expenditures. Sustaining cash cost net of by-products credits is measured with respect to zinc sold.

All in sustaining cost (“AISC”) net of by-products credits is defined as sustaining cash cost, net of by-products credits plus corporate general and administrative expenses, royalties and workers’ participation. AISC net of by-products credits is measured with respect to zinc sold.

Net debt: defined as (i) loans and financing (the most comparable IFRS measure), less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments, plus (v) leases liabilities. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

See “Cautionary Statement on Forward-Looking Statements” below.

51

Technical information

Jose Antonio Lopes, FMAusIMM (Geo): 224829, a Mineral Resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release. Please note that the mineral reserves included in this Earnings Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards for Mineral Reserves and Mineral Resources, whose definitions are incorporated by reference in National Instrument 43-101. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Nexa to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements.

Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

Our estimates and forward-looking statements may also be influenced by regulatory changes in the countries where we operate, including new trade restrictions, tariff escalations, and policy shifts affecting cross-border commerce and supply chains. Certain forward-looking statements are based on third-party data, market forecasts, and assumptions that may be subject to change. Nexa does not guarantee the accuracy of such external data and disclaims any obligation to update these statements unless required by law.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

52

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, and adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our annual report on Form 20-F and in our other public disclosures available on our website and filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

53

Appendix

Income Statement	54
Net cash flows from operating activities excluding working capital variations and free cash flow – Reconciliation	55
CAPEX	56
All in Sustaining Cash Cost | Mining	57
Conversion and All in Sustaining Cash Cost | Smelting	61

54

Income Statement

US$ million	1Q23	2Q23	3Q23	4Q23	1Q24	2Q24	3Q24	4Q24
Net Revenues	667.3	626.7	649.3	629.9	579.8	736.3	709.5	740.9
Cost of sales	(568.0)	(564.4)	(581.3)	(560.7)	(491.9)	(556.0)	(582.9)	(597.6)
Gross Profit	99.4	62.3	68.0	69.2	87.8	180.3	126.6	143.3
SG&A	(28.5)	(32.5)	(33.0)	(32.6)	(33.5)	(30.2)	(29.5)	(34.1)
Mineral Exploration and Project Evaluation	(22.0)	(21.3)	(29.6)	(26.8)	(12.7)	(18.0)	(16.1)	(21.2)
Impairment of long-lived assets	-	(57.2)	(1.9)	(55.5)	17.2	(60.2)	17.6	(7.5)
Other income and expenses, net	(5.5)	(66.1)	(7.2)	(31.8)	(9.0)	(51.9)	(13.9)	41.2
Operating income (loss)	43.4	(114.7)	(3.6)	(77.7)	49.8	20.1	84.8	121.7
Share in the results of associates	5.4	5.7	6.3	6.1	5.7	5.3	5.4	4.7
Net Financial Results	(39.6)	(27.2)	(66.8)	(33.5)	(67.9)	(118.5)	(41.5)	(141.6)
Financial income	5.6	7.5	7.8	4.8	5.0	6.8	6.2	6.0
Financial expenses	(46.8)	(60.9)	(47.2)	(55.0)	(50.9)	(62.5)	(59.4)	(70.9)
Other financial items, net	1.6	26.1	(27.4)	16.7	(22.0)	(62.7)	11.7	(76.7)
Depreciation and amortization	(73.1)	(74.8)	(75.6)	(87.0)	(77.0)	(74.3)	(82.3)	(96.6)
Adjusted EBITDA	134.3	75.3	86.6	109.8	128.4	206.1	182.9	196.7
Adj. EBITDA margin	20.1%	12.0%	13.3%	17.4%	22.2%	28.0%	25.8%	26.5%
Income tax benefit (expense)	(25.1)	33.5	(0.4)	(3.8)	0.4	23.0	(42.8)	(96.2)
Net Income (loss)	(15.9)	(102.7)	(64.5)	(108.8)	(12.0)	(70.0)	6.0	(111.4)
Attributable to Nexa's shareholders	(20.2)	(102.4)	(74.9)	(94.5)	(24.4)	(77.0)	(5.2)	(98.5)
Attributable to non-controlling interests	4.3	(0.3)	10.4	(14.2)	12.4	7.0	11.1	(12.9)
Weighted average number of outstanding shares - in thousand	132,439	132,439	132,439	132,439	132,439	132,439	132,439	132,439
Basic and diluted earnings (loss) per share - (in US$)	(0.15)	(0.77)	(0.57)	(0.71)	(0.18)	(0.58)	(0.04)	(0.74)
Adjusted Net Income (loss)	1.9	12.5	(49.9)	(8.2)	(10.4)	41.7	21.9	(133.1)
Adjusted Basic and diluted earnings (loss) per share - (in US$)	(0.01)	0.05	(0.44)	(0.02)	(0.16)	0.14	0.03	(1.00)

55

Net cash flows from operating activities excluding working capital variations and free cash flow – Reconciliation

Nexa manages and reports cash flows from operating activities excluding variations in working capital. Working capital can be volatile due to several factors, including prices and a build-up or reduction of inventories.

Furthermore, we also exclude from the analysis interest and income tax payments. Management believes excluding these measures provides investors with better visibility of the operating cash flow performance and our capital allocation strategy.

The following table provides a reconciliation of the cash from operating activities before variations in working capital to free cash flow.

US$ million	4Q24	2024

Cash provided by operating activities	293	532
(-) Working capital variations	203	18
Trade accounts receivables	(12)	(85)
Inventory	54	(35)
Other assets	(59)	(122)
Payables	169	177
Other liabilities	51	83

Cash flows from operations excluding working capital variations	91	514

Interest paid	(50)	(140)
Income tax	(1)	(36)
Sustaining CAPEX (1)	(88)	(262)

Net cash flows from operations excluding working capital variations	(49)	58

Other CAPEX investments (2)	20	15
Loans and investments (3)	(59)	98
Dividends and share premium paid	(4)	(16)
Foreign exchange effects	(4)	(11)
Working capital variations	203	18

Free cash flow	107	163

(1) Non expansion investments related to sustaining and HS&E.

(2) Other non-expansion investments. Refer to the “Capital Expenditures (“CAPEX”)” section of this earnings release for CAPEX breakdown.

(3) New loans and financings, Debt issue costs, Payments of loans and financings, Payments of lease liabilities, Contribution of non-controlling interest capital, Payments of fair value debt, Bonds repurchase, Premium paid on bonds repurchase, Net sales (purchases) of financial investments, Investments in equity instruments, Purchase of stake in subsidiary from non-controlling shareholders, Proceeds from the sale of property, plant and equipment, Proceeds from the sale of Morro Agudo, Dividends received, Acquisition of additional shares in associates and other high liquid short term investments.

For details on cash flows, please refer to the “Consolidated financial statements at December 31, 2024.”

56

CAPEX

US$ million	4Q24	3Q24	2Q24	1Q24	4Q23	3Q23	2Q23	1Q23	2024	2023
Mining	68.8	36.6	45.1	59.2	84.1	63.1	30.4	45.4	209.7	223.1
Cerro Lindo	17.8	11.1	11.5	8.5	12.9	11.1	10.9	8.3	49.0	43.3
El Porvenir	30.7	9.3	12.0	25.2	28.8	16.7	9.7	13.4	77.3	68.6
Atacocha	2.6	2.9	3.4	4.2	6.5	2.6	2.5	4.7	13.1	16.2
Vazante	7.5	5.3	8.2	6.6	6.7	8.9	9.6	6.4	27.6	31.6
Morro Agudo	0.0	0.0	0.1	0.0	0.8	0.8	1.1	0.2	0.1	3.0
Aripuanã (1)	10.1	8.0	10.0	14.6	28.4	23.0	(3.4)	12.4	42.7	60.4
Smelting	21.9	18.2	19.4	16.1	29.6	16.7	14.7	10.7	75.7	71.7
Cajamarquilla	11.5	9.9	12.2	12.1	18.8	7.3	4.5	4.5	45.7	35.0
Três Marias	5.4	3.7	5.3	3.3	6.4	4.6	7.3	3.9	17.6	22.2
Juiz de Fora	5.0	4.6	2.0	0.8	4.4	4.8	2.9	2.3	12.4	14.4
Other	(5.1)	(1.5)	(0.8)	(1.2)	(3.1)	2.5	14.8	0.1	(8.5)	14.3
Total	85.6	53.3	63.8	74.1	110.5	82.4	59.9	56.2	276.8	309.0

Sustaining (US$ million)	4Q24	3Q24	2Q24	1Q24	4Q23	3Q23	2Q23	1Q23	2024	2023
Mining	63.7	33.7	43.9	58.3	81.4	56.3	47.3	47.7	199.5	232.7
Cerro Lindo	16.1	11.0	11.5	8.5	11.2	9.1	9.4	8.0	47.1	37.7
El Porvenir	30.1	9.1	12.0	25.2	28.8	16.7	9.7	13.4	76.4	68.7
Atacocha	2.2	2.9	3.4	4.2	6.4	2.6	2.5	4.7	12.7	16.1
Vazante	6.6	4.8	7.3	5.9	5.9	7.2	8.8	6.2	24.7	28.0
Morro Agudo	0.0	0.0	0.1	0.0	0.8	0.8	1.0	0.2	0.1	2.8
Aripuanã	8.6	5.9	9.6	14.4	28.4	19.9	15.9	15.2	38.6	79.4
Smelting	18.9	16.0	17.7	14.9	25.5	14.2	10.9	7.9	67.5	58.5
Cajamarquilla	11.0	8.7	11.4	11.7	16.4	6.2	3.2	4.0	42.8	29.8
Três Marias	3.7	2.9	4.4	2.4	5.0	3.5	5.2	2.4	13.5	16.1
Juiz de Fora	4.3	4.4	1.8	0.7	4.1	4.5	2.5	1.5	11.2	12.6
Total Operations Sustaining	82.6	49.7	61.5	73.1	106.9	70.5	58.2	55.6	267.0	291.2
Corporate Sustaining	0.3	0.2	0.4	0.1	0.5	0.3	0.3	0.4	1.0	1.6
Total Sustaining	82.9	49.9	62.0	73.2	107.4	70.8	58.5	56.0	268.0	292.8

(1) The negative amounts are mainly related to reclassifications between Aripuanã and Corporate, and capitalization of interest net of advanced payments for imported materials and tax credits.

57

All in Sustaining Cash Cost | Mining (1)

4Q24

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	33,971	0	14,580	12,881	2,710	64,142		64,142
(+)	COGS	29.1	0.0	82.6	60.5	24.5	196.8	(0.2)	196.6
(+)	On-site G&A	0.1	0.0	1.1	1.9	1.1	4.2		4.2
(-)	By-products revenue	(4.3)	0.0	(93.1)	(50.1)	(20.1)	(167.7)	(5.2)	(172.8)
(+)	Treatment Charges	16.8	0.0	5.5	5.5	1.1	28.9		28.9
(+)	Selling Expenses	0.1	0.0	0.5	0.2	(0.1)	0.8		0.8
(-)	Depreciation, amortization and depletion	(6.5)	0.0	(18.7)	(18.9)	(9.3)	(53.4)	0.0	(53.4)
(-)	Royalties	(0.6)	0.0	(1.2)	(0.8)	(0.3)	(2.9)		(2.9)
(-)	Workers participation & Bonus	(0.4)	0.0	(3.5)	(1.6)	(0.2)	(5.7)		(5.7)
(+)	Others	0.1	0.0	2.0	2.0	0.1	4.2		4.2
(=)	Cash Cost (Sold)	34.4	0.0	(24.9)	(1.1)	(3.2)	5.2	(5.3)	(0.1)
	Cash Cost (Sold) (per ton)	1,011.9	0.0	(1,704.7)	(88.5)	(1,168.7)	81.3	0.0	(2.1)
(+)	Sustaining Capital Expenditure	7.1	0.0	17.8	30.7	2.6	58.3	10.1	68.4
(=)	Sustaining Cash Cost (Sold)	41.5	0.0	(7.0)	29.6	(0.6)	63.5	4.7	68.3
	Sustaining Cash Cost (Sold) (per ton)	1,222.0	0.0	(480.5)	2,296.8	(209.8)	990.4	0.0	1,064.4
(+)	Workers participation & Bonus	0.4	0.0	3.5	1.6	0.2	5.7		5.7
(+)	Royalties	0.6	0.0	1.2	0.8	0.3	2.9		2.9
(+)	Corporate G&A							11.8	11.8
(=)	AISC (Sold)								88.7
(=)	AISC (Sold) (per ton)								1,382.4
(=)	AISC (Sold) in US$/lb								0.63

(1) Our cash cost, sustaining cash cost and AISC are net of by-products credits, measured with respect to zinc sold.

58

4Q23

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	34,909	6,763	25,254	14,199	2,712	83,837		83,837
(+)	COGS	29.2	15.2	98.1	57.4	20.4	220.3	0.6	220.9
(+)	On-site G&A	0.1	0.2	0.4	1.1	0.8	2.6		2.6
(-)	By-products revenue	(4.6)	(7.4)	(85.2)	(40.1)	(16.8)	(154.2)	11.1	(143.0)
(+)	Treatment Charges	27.0	4.3	13.8	8.5	1.7	55.4		55.4
(+)	Selling Expenses	0.1	0.1	0.3	0.1	0.0	0.7		0.7
(-)	Depreciation, amortization and depletion	(7.4)	(0.4)	(23.6)	(15.6)	(5.8)	(52.9)	0.0	(52.9)
(-)	Royalties	(0.5)	(0.4)	(1.3)	(0.6)	(0.2)	(3.0)		(3.0)
(-)	Workers participation & Bonus	(0.4)	(0.2)	(1.1)	0.5	(0.2)	(1.4)		(1.4)
(+)	Others	(0.8)	(0.2)	1.7	0.3	1.1	2.0		2.0
(=)	Cash Cost (Sold)	42.6	11.2	3.1	11.7	1.0	69.6	11.7	81.3
	Cash Cost (Sold) (per ton)	1,221.3	1,649.9	121.3	825.6	374.3	830.1	0.0	969.5
(+)	Sustaining Capital Expenditure	5.9	0.8	12.9	28.8	6.5	54.9	27.9	82.8
(=)	Sustaining Cash Cost (Sold)	48.6	11.9	16.0	40.5	7.5	124.5	39.6	164.1
	Sustaining Cash Cost (Sold) (per ton)	1,390.9	1,765.4	632.6	2,855.1	2,758.7	1,484.9	0.0	1,957.6
(+)	Workers participation & Bonus	0.4	0.2	1.1	(0.5)	0.2	1.4		1.4
(+)	Royalties	0.5	0.4	1.3	0.6	0.2	3.0		3.0
(+)	Corporate G&A							11.0	11.0
(=)	AISC (Sold)								179.5
(=)	AISC (Sold) (per ton)								2,141.0
(=)	AISC (Sold) in US$/lb								0.97

(1) Our cash cost, sustaining cash cost and AISC are net of by-products credits, measured with respect to zinc sold.

59

FY 2024

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	140,740	7,394	85,903	50,278	10,239	294,554	0	294,554
(+)	COGS	124.9	18.4	348.9	210.9	85.7	788.8	4.6	793.4
(+)	On-site G&A	0.5	0.3	1.9	4.4	3.2	10.1	0.0	10.1
(-)	By-products revenue	(14.2)	(5.6)	(382.8)	(166.8)	(76.3)	(645.7)	(32.7)	(678.4)
(+)	Treatment Charges	69.7	3.4	30.4	21.5	4.4	129.4	0.0	129.4
(+)	Selling Expenses	0.3	0.1	1.5	1.1	0.1	3.2	0.0	3.2
(-)	Depreciation, amortization and depletion	(26.4)	(0.7)	(75.6)	(55.4)	(29.5)	(187.5)	0.0	(187.5)
(-)	Royalties	(2.3)	(0.4)	(5.5)	(2.8)	(0.9)	(11.8)	0.0	(11.8)
(-)	Workers participation & Bonus	(2.0)	(0.4)	(8.8)	(5.0)	(1.6)	(17.8)	0.0	(17.8)
(+)	Others	1.3	0.1	3.2	1.3	0.3	6.3	0.0	6.3
(=)	Cash Cost (Sold)	151.9	15.1	(86.8)	9.3	(14.7)	74.8	(28.1)	46.7
	Cash Cost (Sold) (per ton)	1,079.2	2,041.0	(1,010.6)	185.4	(1,431.2)	254.1	0.0	158.6
(+)	Sustaining Capital Expenditure	25.4	0.0	49.0	77.3	13.1	164.8	43.0	207.9
(=)	Sustaining Cash Cost (Sold)	177.3	15.1	(37.8)	86.6	(1.6)	239.7	14.9	254.6
	Sustaining Cash Cost (Sold) (per ton)	1,260.0	2,046.3	(440.3)	1,722.2	(152.4)	813.7	0.0	864.3
(+)	Workers participation & Bonus	2.0	0.4	8.8	5.0	1.6	17.8		17.8
(+)	Royalties	2.3	0.4	5.5	2.8	0.9	11.8		11.8
(+)	Corporate G&A							45.1	45.1
(=)	AISC (Sold)								329.3
(=)	AISC (Sold) (per ton)								1,118.0
(=)	AISC (Sold) in US$/lb								0.51

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$2.7 million in El Porvenir in 2024.

60

FY 2023

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	145,662	23,167	78,388	57,673	8,486	313,376		313,376
(+)	COGS	124.0	64.9	354.8	205.1	69.9	818.7	(3.2)	815.5
(+)	On-site G&A	0.5	0.5	0.7	1.5	1.0	4.2		4.2
(-)	By-products revenue	(16.2)	(32.0)	(310.1)	(148.3)	(64.1)	(570.6)	24.5	(546.1)
(+)	Treatment Charges	114.2	14.9	41.6	34.9	5.2	210.8		210.8
(+)	Selling Expenses	0.3	(0.1)	2.0	0.6	0.2	3.0		3.0
(-)	Depreciation, amortization and depletion	(27.4)	(5.0)	(86.2)	(45.7)	(17.3)	(181.6)	(0.1)	(181.7)
(-)	Royalties	(2.2)	(1.4)	(2.0)	(2.5)	(0.4)	(8.4)		(8.4)
(-)	Workers participation & Bonus	(1.9)	(1.0)	(5.2)	(2.8)	(0.9)	(11.7)		(11.7)
(+)	Others	0.5	0.1	(6.6)	(6.5)	(1.8)	(14.3)		(14.3)
(=)	Cash Cost (Sold)	191.7	41.0	(10.9)	36.4	(8.1)	250.0	21.3	271.3
	Cash Cost (Sold) (per ton)	1,315.8	1,768.4	(138.6)	630.6	(959.7)	797.7	0.0	865.6
(+)	Sustaining Capital Expenditure	29.1	3.0	43.3	68.6	16.2	160.2	59.7	219.9
(=)	Sustaining Cash Cost (Sold)	220.8	43.9	32.4	105.0	8.1	410.1	81.0	491.1
	Sustaining Cash Cost (Sold) (per ton)	1,515.5	1,896.7	413.1	1,820.8	949.4	1,308.8	0.0	1,567.2
(+)	Workers participation & Bonus	1.9	1.0	5.2	2.8	0.9	11.7		11.7
(+)	Royalties	2.2	1.4	2.0	2.5	0.4	8.4		8.4
(+)	Corporate G&A							45.2	45.2
(=)	AISC (Sold)								556.4
(=)	AISC (Sold) (per ton)								1,775.4
(=)	AISC (Sold) in US$/lb								0.81

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$2.6 million in Atacocha and US$5.2 million in Cerro Lindo in 2023.

61

Conversion and All in Sustaining Cash Cost | Smelting (2)

4Q24

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	44,773	23,149	83,544	151,466		151,466
(+)	COGS	145.9	75.5	283.8	505.2	(1.1)	504.1
(-)	Cost of freight	(2.9)	(0.9)	(9.0)	(12.7)		(12.7)
(+)	On-site G&A	0.6	0.4	1.9	2.9		2.9
(-)	Depreciation, amortization and depletion	(5.5)	(3.0)	(18.9)	(27.4)		(27.4)
(-)	By-products revenue	(4.3)	(6.6)	(35.1)	(46.1)	1.1	(45.0)
(-)	Workers participation & Bonus	(2.2)	(0.4)	(2.1)	(4.7)		(4.7)
(+)	Others	(0.1)	(0.4)	3.1	2.7		2.7
(=)	Cash Cost (Sold)	131.5	64.6	223.7	419.8	0.0	419.8
	Cash Cost (Sold) (per ton)	2,936.4	2,791.6	2,677.2	2,771.3		2,771.3
(+)	Sustaining Capital Expenditure	5.4	5.0	11.5	22.0	1.2	23.1
(=)	Sustaining Cash Cost (Sold)	136.9	69.7	235.2	441.7	1.2	442.9
	Sustaining Cash Cost (Sold) (per ton)	3,057.1	3,009.3	2,815.2	2,916.4		2,924.1
(+)	Workers participation & Bonus	2.2	0.4	2.1	4.7		4.7
(+)	Corporate G&A					9.2	9.2
(=)	AISC (Sold)						456.8
(=)	AISC (Sold) (per ton)						3,016.2
(=)	AISC (Sold) in US$/lb						1.37

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	44,773	23,149	83,544	151,466
	COGS	145.9	75.5	283.8	505.2
(-)	Raw Material	(87.6)	(43.8)	(211.9)	(343.4)
(+)	By product cost	(11.2)	(0.4)	(5.4)	(17.0)
(+/-)	Consolidation effects	1.6	1.6	(22.9)	(19.6)
(+)	Others	(18.2)	(9.0)	0.6	(26.6)
(=)	Conversion Cost	30.5	23.9	44.3	98.6
(=)	Conversion Cost in US$/t	680.6	1,031.6	529.8	651.0
(=)	Conversion Cost in US$/lb	0.31	0.47	0.24	0.30

(2) Our conversion cost, cash cost, sustaining cash cost and AISC net of by-products credits are measured with respect to zinc sold.

62

4Q23

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	40,678	22,483	79,254	142,416		142,416
(+)	COGS	119.0	65.3	221.0	405.2	(1.7)	403.5
(-)	Cost of freight	(6.0)	(2.7)	(10.3)	(19.1)		(19.1)
(+)	On-site G&A	0.3	0.1	1.5	1.9	0.0	1.9
(-)	Depreciation, amortization and depletion	(6.4)	(3.7)	(10.5)	(20.6)		(20.6)
(-)	By-products revenue	(3.4)	(7.6)	(34.3)	(45.4)	1.7	(43.7)
(-)	Workers participation & Bonus	(0.4)	(0.3)	(4.6)	(5.3)		(5.3)
(+)	Others	(2.4)	(1.5)	1.3	(2.7)		(2.7)
(=)	Cash Cost (Sold)	100.7	49.4	164.1	314.2	0.0	314.2
	Cash Cost (Sold) (per ton)	2,476.1	2,198.2	2,070.2	2,206.3		2,206.3
(+)	Sustaining Capital Expenditure	6.4	4.4	18.7	29.5	(3.0)	26.5
(=)	Sustaining Cash Cost (Sold)	107.1	53.8	182.8	343.7	(3.0)	340.7
	Sustaining Cash Cost (Sold) (per ton)	2,633.4	2,393.2	2,306.0	2,413.3		2,392.2
(+)	Workers participation & Bonus	0.4	0.3	4.6	5.3		5.3
(+)	Corporate G&A					7.5	7.5
(=)	AISC (Sold)						353.5
(=)	AISC (Sold) (per ton)						2,482.2
(=)	AISC (Sold) in US$/lb						1.13

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale and the impact of the cost of idleness capacity of US$3.2 million in Cajamarquilla in 4Q23.

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	40,678	22,483	79,254	142,416
	COGS	119.0	65.3	221.0	405.2
(-)	Raw Material	(52.2)	(34.6)	(128.1)	(214.8)
(+)	By product cost	(17.3)	(0.5)	(8.4)	(26.2)
(+/-)	Consolidation effects	(5.5)	3.0	(34.3)	(36.8)
(+)	Others	(22.8)	(9.6)	(5.1)	(37.5)
(=)	Conversion Cost	21.2	23.6	45.1	89.9
(=)	Conversion Cost in US$/t	522.3	1,049.0	569.1	631.5
(=)	Conversion Cost in US$/lb	0.24	0.48	0.26	0.29

(2) Our conversion cost, cash cost, sustaining cash cost and AISC net of by-products credits are measured with respect to zinc sold.

63

FY 2024

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	180,255	82,592	326,469	589,315		589,315
(+)	COGS	522.7	266.3	1,021.1	1,810.1	(4.0)	1,806.1
(-)	Cost of freight	(13.5)	(5.3)	(43.7)	(62.5)		(62.5)
(+)	On-site G&A	2.1	1.2	5.8	9.1		9.1
(-)	Depreciation, amortization and depletion	(26.5)	(14.2)	(50.0)	(90.7)		(90.7)
(-)	By-products revenue	(16.0)	(26.8)	(147.2)	(190.0)	4.0	(186.1)
(-)	Workers participation & Bonus	(8.3)	(1.8)	(6.8)	(16.9)		(16.9)
(+)	Others	5.3	3.7	25.9	35.0		35.0
(=)	Cash Cost (Sold)	465.9	223.1	805.0	1,494.0		1,494.0
	Cash Cost (Sold) (per ton)	2,584.6	2,701.1	2,465.8	2,535.1		2,535.1
(+)	Sustaining Capital Expenditure	17.6	12.4	45.7	75.7	(2.9)	72.9
(=)	Sustaining Cash Cost (Sold)	483.5	235.5	850.7	1,569.7	(2.9)	1,566.8
	Sustaining Cash Cost (Sold) (per ton)	2,682.2	2,851.3	2,605.9	2,663.6		2,658.7
(+)	Workers participation & Bonus	8.3	1.8	6.8	16.9		16.9
(+)	Corporate G&A					30.7	30.7
(=)	AISC (Sold)						1,614.4
(=)	AISC (Sold) (per ton)						2,739.5
(=)	AISC (Sold) in US$/lb						1.24

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	180,255	82,592	326,469	589,315
	COGS	522.7	266.3	1,021.1	1,810.1
(-)	Raw Material	(283.2)	(149.7)	(740.2)	(1,173.1)
(+)	By product cost	(53.0)	(2.5)	(25.2)	(80.8)
(+/-)	Consolidation effects	2.0	(1.8)	(49.4)	(49.3)
(+)	Others	(69.5)	(32.2)	(11.8)	(113.5)
(=)	Conversion Cost	119.0	80.0	194.4	393.3
(=)	Conversion Cost in US$/t	660.1	968.2	595.4	667.5
(=)	Conversion Cost in US$/lb	0.30	0.44	0.27	0.30

(2) Our conversion cost, cash cost, sustaining cash cost and AISC net of by-products credits are measured with respect to zinc sold.

64

FY 2023

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	174,790	81,939	325,927	582,656		582,656
(+)	COGS	501.9	268.5	960.3	1,730.7	(5.3)	1,725.5
(-)	Cost of freight	(22.4)	(9.5)	(43.5)	(75.4)		(75.4)
(+)	On-site G&A	1.4	0.7	5.5	7.5		7.5
(-)	Depreciation, amortization and depletion	(23.0)	(14.0)	(43.1)	(80.1)		(80.1)
(-)	By-products revenue	(14.2)	(26.9)	(135.6)	(176.7)	5.3	(171.4)
(-)	Workers participation & Bonus	(1.5)	(1.6)	(10.8)	(13.9)		(13.9)
(+)	Others	0.8	0.1	10.9	11.8		11.8
(=)	Cash Cost (Sold)	443.0	217.3	743.7	1,404.0		1,404.0
	Cash Cost (Sold) (per ton)	2,534.6	2,651.7	2,281.7	2,409.6		2,409.6
(+)	Sustaining Capital Expenditure	22.2	14.4	34.5	71.1	13.9	85.0
(=)	Sustaining Cash Cost (Sold)	465.2	231.7	778.1	1,475.1	13.9	1,489.0
	Sustaining Cash Cost (Sold) (per ton)	2,661.6	2,828.0	2,387.5	2,531.6		2,555.5
(+)	Workers participation & Bonus	1.5	1.6	10.8	13.9		13.9
(+)	Corporate G&A					27.1	27.1
(=)	AISC (Sold)						1,530.0
(=)	AISC (Sold) (per ton)						2,625.9
(=)	AISC (Sold) in US$/lb						1.19

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale and the impact of the cost of idleness capacity of US$3.2 million in Cajamarquilla in 2023.

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	174,790	81,939	325,927	582,656
	COGS	501.9	268.5	960.3	1,730.7
(-)	Raw Material	(240.8)	(160.4)	(630.4)	(1,031.7)
(+)	By product cost	(67.3)	(2.1)	(31.9)	(101.3)
(+/-)	Consolidation effects	(8.0)	11.3	(97.7)	(94.4)
(+)	Others	(86.8)	(28.8)	(0.7)	(116.2)
(=)	Conversion Cost	99.0	88.5	199.6	387.1
(=)	Conversion Cost in US$/t	566.2	1,080.2	612.4	664.3
(=)	Conversion Cost in US$/lb	0.26	0.49	0.28	0.30

(2) Our conversion cost, cash cost, sustaining cash cost and AISC net of by-products credits are measured with respect to zinc sold.

65